As filed with the Securities and Exchange Commission on January 31, 2014

Registration No.[       ]

Registration No. 811-08015

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form N-4

REGISTRATION UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.
Post-Effective Amendment No.

And

REGISTRATION UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 31	☒

NATIONAL VARIABLE ANNUITY ACCOUNT II

(Exact name of Registrant)

NATIONAL LIFE INSURANCE COMPANY

One National Life Drive

Montpelier, VT  05604

(Complete name and address of depositor’s principal executive offices)

(802) 229-3858

Kerry A. Jung

National Life Insurance Company

One National Life Drive

Montpelier, Vermont  05604

(name and complete address of agent for service)

Copy to:

Stephen E. Roth, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Approximate Date of Public Offering: It is proposed that this filing will become effective as soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered:  Interests in a Variable Account under individual flexible premium variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

The information in this Prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Capital Freedom Variable Annuity

P R O S P E C T U S

Dated [               ], 2014

In this Prospectus, you will find information you should know before investing.  Please read it carefully and keep it for future reference. The Contract may be owned by individuals, institutions and certain retirement plans, including non-qualified plans and those that qualify under Section 403(b), 457(b) and 401(k) of the Code, as well as all types of individual retirement accounts.  The Contract offers you the opportunity to accumulate Purchase Payments and provides for Annuity Payments.  The Contract is supported by the assets of the National Variable Annuity Account II, a separate account of National Life Insurance Company (“National Life”, “we”, “our” or “us”), which is divided into Subaccounts that each invest in a Fund. The investment performance of the Subaccounts you select will affect your Accumulation Value, as well as any Annuity Payments. You bear the entire investment risk on any amounts you allocate to these Subaccounts. There is a Subaccount that invests in each of the following Funds. This Prospectus is accompanied by a current prospectus for these Funds.

[                 ]

The Statement of Additional Information (“SAI”) contains additional information about the Contract and the Variable Account. You will find its table of contents on the last page of this Prospectus. The SAI has been filed with the U.S. Securities and Exchange Commission (“SEC”) and is incorporated by reference. You may obtain a copy of the SAI dated [             ], 2014 free of charge by calling [                ] or by writing to [                                  ].  Additionally, the SEC maintains a website at http://www.sec.gov that contains the SAI and other information.

Investments in a Contract are not deposits or obligations of, and are not guaranteed or endorsed by, the adviser of any of the underlying funds identified above, the U.S. government, or any bank or bank affiliate.  Investments are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other governmental agency.

Equity Services, Inc. (“ESI”) serves as the principal underwriter and distributor of the Contract. More information about ESI is available at http://www.finra.org through Financial Industry Regulatory Authority Inc.’s (“FINRA”) BrokerCheck online tool or by calling 1-800-289-9999.

The SEC has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

i

Electronic Mail Transaction Privilege	24
Facsimile Transaction Privilege	24
ANNUITY PAYOUT OPTIONS	24
Option 1-Payments for a Stated Time	24
Option 2-Payments for Life	25
Option 3-Payments for Life with Period Certain-Guaranteed	25
Death Benefit after Annuity Date	25
CHARGES AND DEDUCTIONS	25
Charge for a Surrender or Partial Withdrawal	25
Amounts Not Subject to Withdrawal Charge	25
Annual Contract Fee	26
Mortality and Expense Risk Charge	26
Administrative Charge	26
State or Local Tax	26
Loan Interest Spread	26
Rider Charge	26
Transfer Fee	26
Fund Expenses	27
Selling Costs	27
DISTRIBUTION OF THE CONTRACT	27
FEDERAL TAX MATTERS	28
LEGAL MATTERS	31
COMPANY HOLIDAYS	31
FINANCIAL STATEMENTS	31
APPENDIX	32
STATEMENT OF ADDITIONAL INFORMATION	37

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not legally be made.

ii

SUMMARY

The following section summarizes certain provisions that we describe in more detail later in the Prospectus.

Who can purchase a Contract?

We issue Contracts to individuals or to employers or other groups in connection with retirement plans.

How does the “Free Look” or “Right to Examine” period work?

You may cancel the Contract within 10 days after you receive it or such longer period required in your state. If you cancel it during this period, your refund will be equal to either (1) the Accumulation Value plus all charges we have deducted or (2) the greater of the Accumulation Value plus all charges we have deducted or your Purchase Payments less any Withdrawals. Which refund provision applies to you will depend on your state’s law.  If your state requires the second refund provision, your Purchase Payments are automatically allocated to the [   ] Money Market VIP Subaccount until the expiration of the free look period; and are allocated from the [   ] Money Market VIP Subaccount to the other Subaccounts you’ve elected on the next Valuation Day following such expiration; provided that Purchase Payments allocated to the Target Volatility Subaccounts in connection with the Rider will remain in the [   ] Money Market VIP Subaccount until the next Monthly Transaction Date.   Call us for more information on your right to examine.  If you exercise your free look right, we may require that you return your Contract.

What Purchase Payments am I permitted to make?

The minimum size for the initial Purchase Payment is $10,000. The minimum size for subsequent Purchase Payments is $1,000. Cumulative Purchase Payments may not exceed $1,000,000.  We may choose to accept a Purchase Payment that does not meet these minimums and we may choose not to accept a Purchase Payment.

How may I allocate my Purchase Payments?

You must allocate Net Purchase Payments to one or more of the Subaccounts of the Variable Account.  If you select the Capital Freedom Rider certain restrictions apply to allocation of Net Purchase Payments.

Does the Contract provide any living benefits?

The Contract provides for Annuity Payments.  In addition, the Capital Freedom Rider, if elected, guarantees that you will receive certain minimum withdrawal payments while the Contract is in force.  Following the Freedom Date under the Rider, you will continue to receive the Guaranteed Withdrawal Payments even if you make a Withdrawal of all remaining Accumulation Value from the Contract.  To take advantage of this benefit you must pay a separate fee for the Rider and allocate a portion of your Net Purchase Payments to the Target Volatility Subaccounts designated by the Rider.  In addition, once you have activated the rider you may not be able to cancel it without surrendering the Contract.

What are the Target Volatility Subaccounts?

The Target Volatility Subaccounts are the [               ] and [              ]  Subaccounts.  If you select the Capital Freedom Rider, you must allocate a minimum portion of your Net Purchase Payments to these two Subaccounts and your benefits under the Rider will be based on the Accumulation Value allocated to the Target Volatility Subaccounts.

How does the Money Market DCA work?

We offer six-month and 12-month Money Market DCA Subaccounts, each of which invests in the [   ] Money Market VIP.  Under this program, Net Purchase Payments allocated to a Money Market DCA Subaccount are automatically transferred over time to one or more of the Investment Subaccounts that you choose over the applicable period of time.  This permits you to take advantage of a method called dollar cost averaging.  There is no guarantee, however, that dollar cost averaging will result in greater or less Accumulation Value in your Contract.

How does the Variable Account work?

The Variable Account is composed of all of the Subaccounts, including the Target Volatility Subaccounts and the Investment Subaccounts.  Each Subaccount invests solely in the corresponding underlying Fund. The investment performance of the Funds affects the corresponding Subaccounts. You bear the investment risk of allocating to the Subaccounts.

Can I transfer my Accumulation Value among the Subaccounts?

On or before the Annuity Date, you may transfer all or part of the Accumulation Value among the Investment Subaccounts, subject to certain restrictions. We may charge $10 for each transfer above 20 transfers in any Contract Year. Scheduled transfers under a Money Market DCA do not count against the 20 transfers.  We may impose additional restrictions on transfers that violate our disruptive trading procedures.

If you select the Capital Freedom Rider, certain restrictions apply to transfers to and from the Target Volatility Subaccounts.

Can I make a Withdrawal from my Contract?

You may withdraw part of your Contract’s Surrender Value by Written Request to us on or before the Annuity Date, subject to certain limitations.  If you select the Capital Freedom Rider and you make a Withdrawal from the Target Volatility Subaccounts, your Rider benefits will be reduced, with some exceptions for Guaranteed Withdrawal Payments or, if the Accumulation Value allocated to all Subaccounts other than the Target Volatility Subaccounts is zero, Required Minimum Distributions.

You may also surrender the Contract, and receive its Surrender Value, by sending us a Written Request before the Annuity Date.

Partial Withdrawals and Surrenders may have adverse tax consequences, including the imposition of a penalty tax on the Withdrawal amount if taken before the Owner reaches age 59½, and may be restricted under certain Qualified Annuities. Partial Withdrawals and Surrenders may also be subject to Withdrawal Charges.

When will I receive a payout?

On any date prior to the Annuity Date, you may choose to apply the Payout Proceeds to an Annuity Payout Option.  On the Annuity Date, the Payout Proceeds will be applied to an Annuity Payout Option, unless you choose to receive the Surrender Value in a lump sum. Annuity Payments may have tax consequences.  If you select the Capital Freedom Rider and you begin Annuity Payments before your Freedom Date, your Rider will terminate.  If you select the Capital Freedom Rider and you begin Annuity Payments on or after your Freedom Date, you will receive both Annuity Payments and Guaranteed Withdrawal Payments.

Should I replace an existing annuity, life insurance policy or other financial product with this Contract?

It may not be in your best interest to surrender, lapse, change, or borrow from an existing annuity, life insurance policy or other financial product in connection with the purchase of the Contract. Before doing so, you should compare both products carefully. Remember that if you exchange another product for the annuity described in this Prospectus, you might have to pay a Withdrawal Charge and tax, including a possible penalty tax, on your old product, and under this Contract there will be a new Withdrawal Charge period, other charges may be higher, and the benefits may be different. You should not exchange another product for this annuity unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise). Also, because we will not issue the Contract until we have received the initial Purchase Payment, the issuance of the Contract may be delayed.

Does the Contract offer any death benefits?

The Contract provides death benefits that depend on whether the death is of an Owner or the Annuitant and whether the death occurs before or after the Annuity Date.  These benefits are described in more detail later in the Prospectus.

Are the Contract terms the same in every state?

Although this Prospectus describes all the material rights and obligations under the Contract, certain provisions of the Contract may be different than the general description in this Prospectus, and certain features may not be available, because of legal requirements in your state. Contact us or see the Contract, riders and endorsements for specific variations.

Are other types of annuities available?

We do offer other types of annuities with features and charges that are different from the Contract. To obtain more information about these other annuities, contact us or your agent.

What share class should I choose?

The Contract only offers a B-Share Class.  This Class imposes a Withdrawal Charge (sometimes called a contingent deferred sales charge or a CDSC) on Surrenders and Partial Withdrawals of up to 8.00% of each Purchase Payment.  The Withdrawal Charge declines over time, reaching zero at the end of seven Contract Years.   The Withdrawal Charge may also be waived for certain Withdrawals, as described later in this Prospectus.

Are there tax advantages to purchasing a Contract?

An advantage of the Contract is that the Accumulation Value grows on a tax-deferred basis. However, the purchase of a Qualified Annuity to fund a tax-qualified retirement plan does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. Therefore, Qualified Annuities should be purchased for other features and benefits offered under the Contract, such as Annuity Payout Options or Guaranteed Withdrawal Payments.  Generally, any distribution from your Contract may result in taxable income. A 10% federal penalty tax may also apply to distributions before age 59½.

Are discounts or waivers available?

We may reduce or waive certain charges (Withdrawal Charge, Annual Contract Fee, or other charges) where the size or nature of such sales results in savings to us with respect to sales, administrative, or other costs. We also may reduce or waive charges on Contracts sold to our officers, directors, and employees or those of our affiliates. The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

What charges will I pay?

The Contract contains the following charges and deductions:

Withdrawal Charge (Contingent Deferred Sales Charge or CDSC). There are no sales charges deducted at the time Purchase Payments are made.  However, Surrenders and Partial Withdrawals may be subject to a Withdrawal Charge.  See “Charges and Deductions” later in this document.

Annual Contract Fee.  The fee is an annual amount, deducted monthly.  The fee is the lesser of $50 or 2% of the Accumulation Value.  See “Charges and Deductions” later in this document.

Mortality and Expense Risk Charge. We deduct a mortality and expense risk charge to compensate us for assuming certain mortality and expense risks.  The charge is deducted daily at an annual rate of 1.15% and is based on the Variable Contract Value.  See “Charges and Deductions” later in this document.

Administrative Charge. We deduct an administrative charge to compensate us for certain administrative expenses we incur. The charge is deducted daily at an annual rate of 0.15% and is based on the Variable Contract Value.  See “Charges and Deductions” later in this document.

State or Local Tax. We deduct a charge for any state or local taxes applicable to Contract. We may deduct state or local taxes at the time we pay such taxes. State or local taxes currently range from 0% to [            ]%.

Loan Interest Charge.  The maximum effective annual interest rate we charge on loans will be the greater of:   the Moody’s Corporate Bond Yield Average — Monthly Average Corporates, as published by Moody’s Investors Service, Inc., or its successor, (or if that average is no longer published, a substantially similar average), for the calendar month ending two months before the date the rate is determined; or 4%.  We will credit interest to amounts held in the Loan Account to secure a loan.  The credited interest rate will be no less than the loan interest rate minus the loan interest spread.  The maximum loan interest spread is 3.00%. The current loan interest spread is [            ]%.

Rider Charge. We deduct a charge for the Capital Freedom Rider on a quarterly basis at an annual rate of 1.40% of the Benefit Calculation Base.   This charge commences on the Activation Date and ceases on the Freedom Date.

Transfer Fee. We may make a charge of $10 for each transfer above 20 in any Contract Year.  The charge is not assessed on scheduled transfers from a Money Market DCA Subaccount or to or from the [   ] Money Market VIP Subaccount.  See “Charges and Deductions” later in this document.

Other Information. We pay compensation to broker-dealers who sell and service the Contracts.

GLOSSARY

Accumulation Unit

A unit of measure used to calculate Variable Contract Value.

Accumulation Value

The sum of the value of the Target Volatility Subaccounts, the Investment Subaccounts and the Loan Account.

Activation Date

The date when benefits begin to accrue and charges begin to be deducted for the Capital Freedom Rider.  This date must occur on the 8th of the month. If you have elected the Rider and have not activated it earlier, the Rider will automatically activate on the 8th of the month on or following the later of the end of the free look period and the Owner’s 55th birthday.  If the Owner is 55 or older on the Issue Date, the Rider will automatically activate on the 8th of the month on or following the end of the free look period. The minimum Rider activation age is 50.

Administrator

[Insert Administrator’s name].  In this prospectus, “we”, “our” or “us” may also mean the Administrator.

Annuitant

The person on whose life the Annuity Payments or the Death Benefit may be based.  The Annuitant must be the Owner(s) or one of the joint Owners, unless the Owner is not a natural person.

Annuity Date

The date when Annuity Payments will begin if the Annuitant is still living.

Annuity Payment

One of several periodic payments made by us to the Payee under an Annuity Payout Option.

Annuity Payout Option

The form of Annuity Payments selected by the Owner under the Contract.

Attained Age

A person’s age as of his or her last birthday.

Beneficiary

The person(s) (or entity) to whom the proceeds payable on the death of the Owner or Annuitant will be paid.

Benefit Calculation Base

A calculated amount used in the determination of benefits and charges for the Capital Freedom Rider.  It exists only during the period beginning on the Activation Date and ending on the Freedom Date.  It is not a value to which you have access.

Contract

Capital Freedom Variable Annuity.

Code

The Internal Revenue Code of 1986, as amended.

Contract Anniversary

The same date in each Contract Year as the Issue Date.

Contract Year

A twelve-month period beginning on the Issue Date or a Contract Anniversary.

Cumulative GWP Amount

The sum of the quarterly Guaranteed Withdrawal Payment amounts from the Election Date to the current date reduced for Excess Withdrawals.

Data Pages

Pages attached to your Contract that describe certain terms applicable to your specific Contract.

Death Benefit

The benefit payable to the Beneficiary upon the death of an Owner or the Annuitant.

Due Proof of Death

Proof of death satisfactory to us. Such proof may consist of the following if acceptable to us:

(a)     a certified copy of the death record;

(b)     a certified copy of a court decree reciting a finding of death; or

(c)     any other proof satisfactory to us.

Election Date

The date on which Guaranteed Withdrawal Payments begin under the Capital Freedom Rider.  This is a date you elect that can be no earlier than one year after the Activation Date and must be on one of March 8, June 8, September 8 or December 8.  In addition, the Election Date must be on or after your 55th birthday.

Excess Withdrawals

For the Capital Freedom Rider, a Withdrawal taken from the Target Volatility Subaccounts during the Withdrawal Period and prior to the Freedom Date except to the extent it is a Guaranteed Withdrawal Payment or Required Minimum Distribution.

Freedom Date

The Freedom Date is the date you may withdraw your Accumulation Value allocated to the Target Volatility Subaccounts without affecting your Guaranteed Withdrawal Payments under the Capital Freedom Rider.

Fund

An investment portfolio of a registered open-end management investment company or unit investment trust in which a Subaccount invests.

General Account

Our assets other than those allocated to the Variable Account or any other of our separate accounts.

Guaranteed Withdrawal Payment

The lifetime guaranteed payment provided by the Capital Freedom Rider. The Guaranteed Withdrawal Payment is determined on the Election Date and quarterly thereafter until the Freedom Date.

Investment Subaccounts

All the Subaccounts (except the Target Volatility Subaccounts). Variable Contract Value attributed to the Investment Subaccounts is not included in the calculation of benefits under the Capital Freedom Rider.

Issue Date

The date shown on the Data Page of the Contract. It is the date that the Contract takes effect.

Joint Annuitant

The person on whose life the Annuity Payments or the Death Benefit may be based.  The Joint Annuitant must be the Annuitant’s married spouse.

Loan Account

For any Contract, a portion of our General Account to which Variable Contract Value is transferred to provide collateral for any loan taken under the Contract.

Loan Amount

The sum of your loan principal plus any accrued loan interest.

Mailing Address

[Insert Administrator’s Address]

Money Market DCA

A program under which Net Purchase Payments allocated to a Money Market DCA Subaccount are automatically transferred over time to one or more of the Investment Subaccounts that you choose over six or 12 months.  Each of the Money Market DCA Subaccounts invests in the [   ] Money Market VIP.

Monthly Transaction Date

The 8th day of each calendar month, except whenever the Monthly Transaction Date would otherwise fall on a date other than a Valuation Day, the Monthly Transaction Date will be the next Valuation Day.

Net Purchase Payments

Purchase payments less any deductions for any applicable state or local tax.

Owner

The person(s) (or entity) (“you”) who own(s) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract.

Partial Withdrawal

A Withdrawal of a portion of the Contract’s Accumulation Value.

Payee

The person (or entity), or any successor, receiving Annuity Payments. The Owner is the Payee unless you specify otherwise.

Payout Proceeds

The amount applied to Annuity Payments under one of the Annuity Payout Options.

Purchase Payments

Payments made to purchase the Contract.

Qualified Annuity

Contract that is issued in connection with retirement plans that qualify for special federal income tax treatment under Section(s) 401, 403(b), 408, 408A or 457(b) of the Code.

Ratchet Calculation Base

For the Capital Freedom Rider, the quarterly ratchet of the Accumulation Value allocated to the Target Volatility Subaccounts.

Required Minimum Distribution

Minimum amounts that a retirement plan account owner must withdraw annually under the Code.

Rider

Capital Freedom Rider

Rollup Calculation Base

For the Rider, the sum of the Rollup Segments.

Rollup Period

For the Rider, a 15-year period during which a Rollup Rate will apply to a Rollup Segment in the Rollup Calculation Base. The Rollup Period for a Rollup Segment begins on the date the Rollup Segment is established.

Rollup Rate

For the Rider, a rate we set that is applied to each Rollup Segment in the Rollup Calculation Base.  The current annual simple growth rate is 5.25%.  The rate applicable to a Rollup Segment is not guaranteed until we set it and may be different for each Rollup Segment.

Rollup Segment

For the Rider, a segment created when you allocate a Net Purchase Payment or transfer Accumulation Value to the Target Volatility Subaccounts.

Subaccount

A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

Subaccount Value

Before the Annuity Date, that part of any Net Purchase Payment allocated to the Subaccount plus any Accumulation Value transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), and decreased by deductions for charges we make, Withdrawals (including any applicable charges) and any Accumulation Value transferred out of that Subaccount.

Surrender

A total Withdrawal of the value of the Contract.  Upon Surrender, the Contract terminates.

Surrender Value

The Accumulation Value less any applicable Withdrawal Charges, state or local tax not previously deducted, any Contract and Rider charges, and the Loan Amount.

Target Volatility Subaccounts

The [         ] and [         ] Subaccounts.  Benefits under the Capital Freedom Rider are calculated based on the Accumulation Value attributed to these two Subaccounts.

Valuation Day

Each day the New York Stock Exchange is open for business, which ends at the close of regular trading of the New York Stock Exchange, usually 4:00 p.m., Eastern Time. With respect to a Subaccount, it does not include days that the Subaccount’s corresponding Fund does not value its shares.

Valuation Period

The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

Variable Account

National Variable Annuity Account II.

Variable Contract Value

The sum of the value in the Target Volatility Subaccounts and the Investment Subaccounts.

Withdrawal

A payment made at the request of the Owner pursuant to the right to withdraw all or a portion of the Accumulation Value of the Contract.

Withdrawal Period

The period on and after the Election Date of the Capital Freedom Rider.

Written Request

A request in writing and in a form satisfactory to us signed by the Owner and received at our Mailing Address. A Written Request may also include a telephone or fax request for specific transactions that are made as allowed under the terms of an executed telephone or fax authorization, with original signature, on file at our Mailing Address. We may also accept a surrender request properly submitted by fax or e-mail by your registered representative in connection with the purchase of another annuity issued by us.

EXPENSE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, make Partial Withdrawals or Surrenders from the Contract, or transfer Accumulation Value between the Subaccounts.

OWNER TRANSACTION EXPENSES

Maximum Withdrawal Charge (CDSC) as a percentage of Purchase Payment surrendered or withdrawn (B-share)	8.00%(1)
Sales Load on Purchase Payment	None
State or local tax	See below(2)
Loan Interest Spread (effective annual rate)	[ ](3)
Transfer Fee	$10(4)

(1) The Withdrawal Charge declines over time, reaching zero after seven Contract Years from the Issue Date.  The Withdrawal Charge may be waived for certain Withdrawals as described in this Prospectus.

(2) States and municipalities may assess taxes on Purchase Payments.  Where we are required to pay this tax when a Purchase Payment is made, we may deduct an amount equal to the amount of tax paid from the Purchase Payment.

(3) The Loan Interest Spread is the difference between the amount of interest we charge on loans and the amount of interest we credit to amounts held in the Loan Account to secure the loan.

(4) On each transfer in excess of 20 transfers in a Contract Year.  This fee is not applicable to scheduled transfers from a Money Market DCA Subaccount.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you would pay if you added optional riders to your Contract.

PERIODIC CHARGES OTHER THAN FUND EXPENSES

	Annual Rate
Mortality and Expense Risk Charge (daily as a percentage of Variable Contract Value)	1.15%
Administrative Charge (daily as a percentage of Variable Contract Value)	0.15%
Annual Contract Fee (monthly)	$50	(1)
Capital Freedom Rider Fee (quarterly as a percentage of the Benefit Calculation Base)(2)	2.00	%(2)

(1) The fee is an annual amount of the lesser of $50 or 2% of Accumulation Value payable monthly.

(2) The fee is charged on and after the Activation Date and ceases to be charged on the Freedom Date.  Currently, the Rider Fee is 1.40%.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund’s fees and expenses is contained in the prospectuses for the Funds.

RANGE OF FUND EXPENSES

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management fee, distribution and/or service 12b-1 fees, and other expenses).	[ ]%	[ ]%

The expenses used to prepare this table were provided to us by the Funds. The expenses shown reflect the highest and lowest expenses incurred for the year ended December 31, 2013, rounded to the nearest one hundredth of one percent.  Current or future expenses may be greater or less than those shown.

EXAMPLES OF MAXIMUM CHARGES

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuities. The Examples show the maximum costs of investing in the Contract, including Withdrawal Charges, the Annual Contract Fee (after being converted into a percentage), the total Variable Account annual expenses for the B-Share Class, the Capital Freedom Rider charge and the maximum Annual Fund Operating Expenses for the year ended December 31, 2013. These costs reflect the most expensive combination of Contract charges for this period.

The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Assuming you surrender your annuity at the end of the applicable time period:

1 Yr	3 Yrs	5 Yrs	10 Yrs

Assuming you did not surrender your annuity at the end of the applicable time period:

1 Yr	3 Yrs	5 Yrs	10 Yrs

The Examples are illustrations and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples. The Examples provided above assume that no transfer charges or state or local taxes have been assessed.

For purposes of the Fee Table and Examples, we assume that the Annuity Date does not occur during the period covered by the examples.

Accumulation Unit Values for each Subaccount are not provided because the Subaccounts commenced operations in 2014.

NATIONAL LIFE, THE VARIABLE ACCOUNT AND THE FUNDS

National Life

National Life is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions.  National Life was originally chartered as a mutual life insurance company in 1848 under Vermont law.  It is now a stock life insurance company, all of the outstanding stock of which is indirectly owned by National Life Holding Company, a mutual insurance holding company established under Vermont law on January 1, 1999.  The life insurance policyholders and annuity contract owners of National Life, including all the Owners of the Contracts, are voting members of National Life Holding Company.  National Life assumes all mortality and expense risks under the Contracts and its assets support the Contract’s benefits. Financial Statements for National Life which are presented in conformity with accounting practices prescribed or permitted by the Vermont Department of Financial Regulation—as well as the financial statements of the Separate Account and of NLV Financial Corporation, the parent company of National Life (on a consolidated basis)— are contained in the Statement of Additional Information.

Our Financial Condition.  As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all of the contractual obligations of our General Account.  To meet our claims-paying obligations, we monitor reserves so that we hold sufficient amounts to cover actual or expected claims payments.  However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations.  These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

The Variable Account

The Variable Account was established by National Life on November 1, 1996, pursuant to the provisions of Vermont law.  National Life has caused the Variable Account to be registered with the SEC as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.  Such registration does not involve supervision of the management of the Variable Account or National Life by the SEC.

The Variable Account is a separate investment account of National Life and, as such, is not chargeable with liabilities arising out of any other business National Life may conduct.  National Life does not guarantee the investment performance of the Variable Account.  Obligations under the Contracts are obligations of National Life.  Income, gains and losses, whether or not realized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to other income, gains, or losses of National Life.

Net Purchase Payments are allocated within the Variable Account among one or more Subaccounts made up of shares of the Fund options designated by the Owner.  A separate Subaccount is established within the Variable Account for each of the Fund options.

The Funds

You may choose from among a number of different Subaccount options; provided if you elect the Capital Freedom Rider there are restrictions with respect to allocations to and from the Target Volatility Subaccounts. The investment experience of each of the Subaccounts depends on the investment performance of the underlying Fund.  There is a Subaccount that invests in each of the Funds. There are multiple Subaccounts that invest in the [   ] Money Market VIP:  the [   ] Money Market Subaccount, the Money Market Holding Subaccount, the Money Market Distribution Subaccount, the six-month Money Market DCA Subaccount and the 12-month Money Market DCA Subaccount.  In addition, both the [         ] Subaccount and the [         ] Subaccount invest in the [         ]; and the [         ] Subaccount and [         ] Subaccount invest in the [         ].

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager.  The investment results of the Funds, however, may be higher or lower than the results of such other funds.  There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other funds, even if the other fund has the same investment adviser or manager.

The Variable Account purchases and redeems shares of the Funds at net asset value.  The Variable Account automatically reinvests all dividend and capital gain distributions of the Funds in shares of the distributing Funds at their net asset value on the date of distribution.  In other words, the Variable Account does not pay Fund dividends or Fund distributions out to you as additional units, but instead reflects them in unit values.

Before choosing to allocate your Net Purchase Payments and Accumulation Value, carefully read the prospectus for each Fund, along with this Prospectus. There is no assurance that any of the Funds will meet their investment objectives.  We do not guarantee any minimum value for the amounts allocated to the Variable Account.  You bear the investment risk of investing in the Funds.

Not all Funds may be available in all states or in all markets.

The following table provides certain information on each Fund, including its fund type, and its investment adviser (and subadviser, if applicable).  There is no assurance that any of the Funds will achieve their investment objective(s).  You can find detailed information about the Funds, including a description of risks and expenses, in the prospectuses for the Funds that accompany this Prospectus.  You should read these prospectuses carefully and keep them for future reference.

Fund	Type of Fund	Investment Adviser	Subadviser
[ ]

Contractual Arrangements.  National Life has entered into or may enter into agreements with Funds pursuant to which the adviser or an affiliate pays National Life a fee based upon an annual percentage of the average net asset amount invested on behalf of the Variable Account and our other separate accounts in exchange for providing or arranging for administration and other services to Owners on behalf of the Funds, which may include answering Owner’s questions about the Funds, providing prospectuses, shareholder reports and other Fund documents, providing Funds and their Boards information about the Contracts and their operations and/or collecting voting instructions for Fund shareholder proposals.  The amount of the compensation is based on a percentage of assets of the Funds attributable to the Contracts and certain other variable insurance products that National Life issues.  These percentages may differ and we may be paid a greater percentage by some investment advisers or affiliates than others.  No compensation was paid with respect to the Contracts during 2014.  The percentages of assets on which the fees are based range from 0.15% to 0.25%.  The availability of these types of arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that pay us to provide these services.  The payments we receive as compensation for providing these services may be used by us for any corporate purpose.  National Life may profit from these payments.

Our affiliate, Equity Services, Inc. (“ESI”), the principal underwriter for the Contracts, will receive 12b-1 fees, which range from 0.15% to 0.35%, deducted from certain Fund assets pursuant to a 12b-1 plan.  The 12b-1 plan is described in more detail in each Fund’s prospectus.  Because 12b-1 fees are paid out of a Fund’s assets on an ongoing basis, over time they will increase the cost of an investment in Fund shares.

We select the Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm.  Another factor we consider during the selection process is whether the Fund’s adviser or subadviser is one of our affiliates or whether the Fund, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates.  We review the Funds periodically and may remove a Fund or limit its availability to new Net Purchase Payments and/or transfers of Accumulation Value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Owners.

You bear the risk of any decline in the Accumulation Value of your Contract resulting from the performance of the Funds.

You bear the costs of investment advisory or management and other fees that the Funds pay to their respective investment advisers, and in some cases, subadvisers and other service providers (see the Funds’ prospectuses for more information).  As described above, an investment adviser or subadviser to a Fund, or its affiliates, make payments to us and/or certain of our affiliates.  These payments may be derived, in whole or in part, from the advisory (and in some cases, subadvisory) or other fees deducted from Fund assets.

Conflicts of Interest.  The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the Variable Account and other separate accounts of National Life.  Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Variable Account and one or more of the other separate accounts participating in the underlying Funds.  A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and those of other companies, or some other reason.  In the event of conflict, we will take any steps necessary to protect Owners and Payees, including Withdrawal of the Variable Account from participation in the underlying Fund(s) involved in the conflict.

Availability of Funds.  The Variable Account purchases shares of a Fund in accordance with a participation agreement. If a participation agreement terminates, the Variable Account may not be able to purchase additional shares of the Fund(s) covered by the agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Variable Account even if the participation agreement relating to that Fund has not been terminated. In either event, Owners will no longer be able to allocate Purchase Payments or transfer Accumulation Value to the Subaccount investing in the Fund.

Voting Rights.  Owners with Variable Contract Value are entitled to certain voting rights for the Funds underlying the Subaccounts to which they have allocated Accumulation Value. We will vote Fund shares attributable to Owners based on instructions from such Owners. However, if we are permitted to vote in our own discretion, we may elect to do so.

Owners with voting rights in a Fund will be notified of issues requiring shareholder vote as soon as possible before the shareholder meeting. They will be provided with materials that describe the proposal(s) and information on how to provide us voting instructions. We will vote shares for which no instructions are received in the same proportion as those that are received. This means that a small number of Owners may control the outcome of the vote.

The number of shares an Owner may vote is determined by dividing the Subaccount Value by the net asset value of that Fund. The determination will be made as of the record date set by the Fund.

Fund Substitution.  We may substitute shares of other mutual funds for shares already purchased or to be purchased in the future if either of the following occurs:

(1) shares of a current Fund are no longer available for investment; or

(2) further investment in a Fund is inappropriate.

The substituted funds may have higher fees and expenses. Funds and classes may be added to the product, but their availability may be limited to certain categories of Owners. Funds may also be closed to allocations of Purchase Payments or Accumulation Value, or both, and to all or only certain categories of Owners. No substitution, elimination, or combination of shares may take place without any required approval of the SEC and state insurance departments and required notice to you.

MONEY MARKET DCA

We currently offer six-month and 12-month Money Market DCA Subaccounts, each of which invest in the [   ] Money Market VIP.  Net Purchase Payments allocated to a Money Market DCA Subaccount are transferred to other Investment Subaccounts on a monthly basis.  Owners may not select a dollar cost averaging option with an expiration date later than the Contract’s Annuity Date.

Each month on the Monthly Transaction Date, we will take the amount to be transferred from a Money Market DCA Subaccount and transfer it to the Subaccount or Subaccounts designated to receive the funds.  This procedure starts with the Monthly Transaction Date next succeeding the Issue Date or next succeeding the date of an election subsequent to purchase and stops when the amount in a Money Market DCA Subaccount is depleted. The minimum monthly transfer is $100, except for the transfer which reduces the amount in a Money Market DCA Subaccount value to zero.

This feature allows you to move funds into the various investment classes on a more gradual and systematic basis than the frequency on which Purchase Payments ordinarily are made.  The dollar cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high.  The periodic investment of the same amount will result in higher numbers of units being purchased when unit prices are lower and lower numbers of units being purchased when unit prices are higher. This technique will not assure a profit or protect against a loss in declining markets.  For the dollar cost averaging technique to be effective, amounts should be available for allocation from a Money Market DCA Subaccount through periods of low price levels as well as higher price levels.

You may elect this feature at issue by marking the appropriate box on the initial application and completing the appropriate instruction or after issue by filling out similar information on a change request form and sending it to us (in good order).  You may discontinue this feature at anytime by Written Request to us.

DESCRIPTION OF THE CONTRACT

Issuance of Contract

In order to purchase a Contract, application must be made through a registered representative of ESI or a registered representative of a broker-dealer that has a selling agreement with ESI, who in either case must also be appointed as our insurance agent. Applications and initial Purchase Payments submitted to such agents cannot be processed until we receive them from such representatives at our Mailing Address. There may be delays in our receipt of application that are outside of our control because of the failure of an agent to forward the application to us promptly, or for the period during which ESI conducts a suitability review. Any such delays will affect when your Contract is issued and when your Purchase Payment is allocated among the Subaccounts.  Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. Except with our consent, neither the Owner nor the Annuitant may be younger than age 20 or older than age 80 (75 if you have selected the Capital Freedom Rider) on the Issue Date.

Right to Examine

The Contract provides for an initial “right to examine” period. The Owner may reject the Contract for any reason within 30 days of receiving it or such longer period as may be required by your state’s law by Written Request to an agent or to us at our Mailing Address.

Depending upon the state of issuance of the Contract, the Owner is subject to market risk during the right to examine period. If you are subject to market risk and you choose to reject the Contract during the right to examine period, we will return to you your Accumulation Value plus all charges we have deducted as calculated on the date we receive a Written Request in good order. Some states may instead require that we refund your Purchase Payments to you. If the Contract is held in an individual retirement account, we may also return you Purchase Payments to you if you reject your Contract during the Right to Examine period if required by applicable law or regulation.  If you reject the Contract during the right to examine period and we are required to return your Purchase Payments to you, we will return to you the greater of (1) your Accumulation Value as calculated on the date we receive your Written Request in good order plus all charges we have deducted or (2) your Purchase Payments less any Withdrawals. If we may be required to return your Purchase Payments to you, your Net Purchase Payments will be allocated to the [   ] Money Market VIP Subaccount until the expiration of the right to examine period.  If you exercise this right, we may require that you return your Contract.

Liability of the Variable Account under this provision is limited to the Accumulation Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by us.

Purchase Payments

The minimum initial amount required to purchase the Contract is $10,000 and the minimum additional Purchase Payment is $1,000.  We may choose to accept Purchase Payments that do not meet these minimums.  We may choose not to accept any Purchase Payment, including: (1) Purchase Payments received after the Contract Anniversary following the Annuitant’s 80th birthday, (2) any payment that would result in cumulative Purchase Payments in excess of $1 million, and (3) Purchase Payments not permitted under applicable law, regulation or regulatory guidance.

Allocation of Purchase Payments

We allocate Net Purchase Payments to Subaccounts as instructed by you. An allocation to a Subaccount must be for at least 5% of a Net Purchase Payment and be in whole percentages. If you select the Capital Freedom Rider, you are instructing us to allocate your Net Purchase Payments in accordance with the requirements of the Rider.

If your application is in good order, we allocate initial Net Purchase Payments within two Valuation Days of receipt by us at our Mailing Address. If the application is not properly completed, we may retain the Purchase Payment for up to five Valuation Days while we attempt to complete the application. If information which completes the application is received after the close of regular business on the New York Stock Exchange (usually, 4:00 p.m. Eastern Time) on a Valuation Day, the initial Net Purchase Payment will be allocated on the next Valuation Day. If the application is not complete at the end of the five-day period, we will inform the applicant of the reason for the delay and the initial Purchase Payment will be returned immediately, unless the applicant specifically consents to us retaining the Purchase Payment until the application is complete. Once the application is complete, the initial Net Purchase Payments will be allocated as designated by the Owner within two Valuation Days.

We will process additional Purchase Payments at the Accumulation Unit value next determined after the request is received in good order at our Mailing Address.  If we receive your Purchase Payment on a Valuation Day at our Mailing Address in good order by the close of regular trading on the New York Stock Exchange (usually, 4:00 p.m. Eastern Time), your Purchase Payment will be applied with that day’s Accumulation Unit value.

Prior to electing Annuity Payments, you may automatically rebalance your Accumulation Value between Subaccounts on a quarterly, semi-annual or annual basis, based on the Purchase Payment allocation percentages in effect at the time of the rebalancing.  You may discontinue rebalancing at any time by submitting an appropriate change request form.  Automatic rebalancing may result in periodic transfers out of Subaccounts that have had relatively favorable investment performance and into Subaccounts that have had relatively unfavorable investment performance.  Automatic rebalancing does not guarantee a profit or protect against a loss.  If you select the Capital Freedom Rider, then rebalancing does not apply to Accumulation Value allocated to the Target Volatility Subaccounts.

CAPITAL FREEDOM RIDER

Introduction

The Capital Freedom Rider provides a guaranteed lifetime withdrawal benefit, which offers you, for a fee, the ability to take specified Withdrawals for life from the Target Volatility Subaccounts even if the value of the Target Volatility Subaccounts is depleted.  The

Rider is available for selection only at the time you purchase your Contract. We may discontinue offering it in the future. You should select the Rider if you are interested in receiving guaranteed lifetime Withdrawals while participating in the market.

You should carefully consider not selecting the Rider if:

·                  you plan to take Partial Withdrawals in excess of the Guaranteed Withdrawal Payment because such Withdrawals may significantly reduce or eliminate Rider benefits;

·                  you are more interested in long-term accumulation than in receiving lifetime payments;

·                  you plan to take loans from the Contract;

·                  you have a Qualified Annuity with Withdrawal restrictions;

·                  you would prefer not to allocate at least 50% of your Net Purchase Payments to the Target Volatility Subaccounts; or

·                  you anticipate a need to terminate the Rider within 6 years after the Activation Date.

The guarantees provided under the Rider are subject to our claims-paying ability. Therefore, if we become insolvent, the benefits may not be paid. You may want to consider our financial condition in connection with our ability to meet the Rider guarantees.  Information with respect to our financial condition can be found in the Statement of Additional Information.  The Rider may not be available in your state.  Contact your agent or us to confirm whether the Rider is available to you.

Allocations to the Target Volatility Subaccounts

If you select the Capital Freedom Rider, you must allocate at least 50% of your Net Purchase Payments to one or both of the Target Volatility Subaccounts from the time that you select the Rider until the end of the “Rider Allocation Period.”  The Rider Allocation Period begins on the Activation Date and ends on the Election Date if it has not previously ended.  The Rider Allocation Period will end at the later of two years after the Activation Date or the anniversary of the Activation Date when the Annuitant’s Attained Age equals 60.  After the Rider Allocation Period or the Election Date, if earlier, you may not allocate any Net Purchase Payments to the Target Volatility Subaccounts.  On and after the Freedom Date, you may again allocate Net Purchase Payments to the Target Volatility Subaccounts, but this will not increase your Guaranteed Withdrawal Payments under the Rider.

Transfers to and from the Target Volatility Subaccounts are also restricted.  Prior to the Activation Date, you may not transfer Accumulation Value out of the Target Volatility Subaccounts if your Target Volatility Subaccounts value would be less than 50% of your total Accumulation Value after the transfer.  After the Activation Date and before the Freedom Date, you may not transfer Accumulation Value out of the Target Volatility Subaccounts.  After the Rider Allocation Period or the Election Date, if earlier, you may not make transfers to the Target Volatility Subaccounts.

If the Annuitant’s Attained Age on the Issue Date is greater than or equal to 50 and the Activation Date is the earliest possible Activation Date, then any Net Purchase Payment or portion thereof designated for allocation to the Target Volatility Subaccounts will initially be allocated to the Money Market Holding Subaccount.  After the Activation Date, any Net Purchase Payment or portion thereof designated for allocation to the Target Volatility Subaccounts will initially be allocated to the Money Market Holding Subaccount.  On each Monthly Transaction Date, we will transfer a portion of the Accumulation Value allocated to the Money Market Holding Subaccount to the Target Volatility Subaccounts elected.  The portion is the amount that is attributable to Net Purchase Payments allocated to the Target Volatility Subaccounts we received at least three Valuation Days prior to the Monthly Transaction Date.  Prior to the transfer from the Money Market Holding Subaccount into the Target Volatility Subaccounts, you may amend or terminate your allocation into the Target Volatility Subaccounts subject to the terms of the Rider.  If the terms of the Rider are not met, the Rider will terminate.

Operations of the Rider prior to the Election Date

The Benefit Calculation Base is a calculated amount used to determine the Rider benefits and charges. It is not a value to which you have access.  The Benefit Calculation Base is calculated only during the period beginning on the Activation Date and ending on the Freedom Date.  It is equal to the greater of the Ratchet Calculation Base and the Rollup Calculation Base, which are calculated as described below.

On the Activation Date, the Ratchet Calculation Base and Rollup Calculation Base are equal and are defined to be the Target Volatility Subaccounts value, including any transfers to the Target Volatility Subaccounts made that day.

On the 8th of each March, June, September, and December after the Activation Date and prior to the Election Date, the Ratchet Calculation Base will equal the greater of:

·                  the Target Volatility Subaccounts value as of the previous determination date after deduction of any Contract charges and Rider charges and reduced proportionally for any withdrawals from the Target Volatility Subaccounts since the previous determination date; and

·                  the Ratchet Calculation Base as of the previous determination date reduced proportionally for any withdrawals from the Target Volatility Subaccounts made since the previous determination date.

The Rollup Calculation Base equals the sum of the Rollup Segments. Starting on the Activation Date, new Rollup Segments are established when you allocate a Net Purchase Payment to the Target Volatility Subaccounts or make any transfers into the Target Volatility Subaccounts. A Rollup Segment at any time is equal to:

·                  the Net Purchase Payment or transfer made, on the date the Rollup Segment is established;

·                  minus the amounts deducted from the Rollup Segment due to a Withdrawal from the Target Volatility Subaccounts value;

all accumulated daily at the Rollup Segment’s applicable Rollup Rate.

We declare Rollup Rates for each Rollup Segment. Rollup Rates are annual simple interest rates credited daily.  Rollup Rates applicable to Rollup Segments established on different days may differ from each other.  The Rollup Rate for a new Rollup Segment is currently [ ]%. The Rollup Rate for a future Rollup Segment will never be less than the Minimum Rollup Rate of 3%.

A Rollup Segment will cease to rollup at the Election Date or at the end of its Rollup Period if earlier.  After the Election Date, the Benefit Calculation Base will increase only if the Target Volatility Subaccounts value increases as a result of positive performance by the Target Volatility Subaccounts.

Any time a Withdrawal is made from the Target Volatility Subaccounts, the Ratchet Calculation Base and Rollup Calculation Base are reduced in the same proportion as the Target Volatility Subaccounts value.

Operation of the Rider after the Election Date

The Election Date is the date when pursuant to your Written Request, we make your first Guaranteed Withdrawal Payment.

Your Election Date must meet the following requirements:

·                  It must be at least one year after your Activation Date; and

·                  It must be on the 8th date of one of March, June, September, or December; and

·                  It must occur on or after your 55th birthday.

On the Election Date and quarterly thereafter, we will pay you one-fourth of the Guaranteed Withdrawal Payment.  We will treat such amounts as withdrawals from the Accumulation Value allocated to the Target Volatility Subaccounts to the extent there is sufficient value in those Subaccounts.  If you want to receive Guaranteed Withdrawal Payments on a different day of the month other than the 8th or you would like to receive your Guaranteed Withdrawal Payments in monthly installments, then you must instruct us by Written Request to have the Guaranteed Withdrawal Payments automatically transferred to the Money Market Distribution Subaccount each quarter.  If we receive your Written Request prior to the Election Date, then:

·                  On the Election Date and quarterly thereafter until the Freedom Date, if there is sufficient Accumulation Value allocated to the Target Volatility Subaccounts, we will transfer an amount equal to one-fourth of the Guaranteed Withdrawal Payment from the Target Volatility Subaccounts to the Money Market Distribution Subaccount.  If the Accumulation Value allocated to the Target Volatility Subaccounts is less than one-fourth of the Guaranteed Withdrawal Payment, the entire amount of Accumulation Value allocated to the Target Volatility Subaccounts will be transferred to the Money Market Distribution Subaccount and thereafter such transfers will cease.

·                  You may choose to receive the Guaranteed Withdrawal Payment in quarterly or monthly installments. The amount of the quarterly or monthly installment is the Guaranteed Withdrawal Payment divided by four (4) or twelve (12), respectively.  Installments must begin within 30 days of the Election Date. On each date that we pay you an installment of the Guaranteed Withdrawal Payment, the Accumulation Value allocated to the Money Market Distribution Subaccount, if any, will be reduced by the amount of the installment, up to the amount of Accumulation Value allocated to the Money Market Distribution Subaccount. If applicable, payment of the last installment of each quarterly portion of the Guaranteed Withdrawal Payment will include any positive excess of the Accumulation Value allocated to the Money Market Distribution Subaccount over such Guaranteed Withdrawal Payment installment at the time of payment, and the Accumulation Value allocated to the Money Market Distribution Subaccount will be reduced to zero.

You may later change how your Guaranteed Withdrawal Payments are made by providing us a subsequent Written Request.

The Guaranteed Withdrawal Payment on the Election Date equals (a) times (b), where;

(a)         is the Benefit Calculation Base; and

(b)         is the applicable Guaranteed Withdrawal Percentage from the table of percentages applicable to your Rider, which is determined on the Activation Date.  The table below shows the minimum guaranteed and current percentages as of the date of this prospectus.

Minimum Guaranteed Withdrawal Percentages
Age on Election Date	Single Life	Joint Life
55 – 59	2.75%	2.00%
60 – 64	3.00%	2.25%
65 – 69	3.75%	3.00%
70 – 79	4.25%	3.50%
80+	5.00%	4.25%

Current Withdrawal Percentages
Age on Election Date	Single Life	Joint Life
55 – 59	3.75%	3.00%
60 – 64	4.00%	3.25%
65 – 69	4.75%	4.00%
70 – 79	5.25%	4.50%
80+	6.00%	5.25%

The appropriate column for the Guaranteed Withdrawal Percentage is determined by your choice of either a single-life payout or a joint-life payout. The appropriate row is determined using the Annuitant’s Attained Age (or the Attained Age of the younger of the Annuitant and the Joint Annuitant if you choose the Joint Life Option). Withdrawal Payments are not available for less than the entire amount calculated, but may be taken monthly or quarterly.  Withdrawals reduce the Target Volatility Subaccounts value dollar for dollar.

Because the Joint Life Option depends on the ability of the surviving Annuitant to continue the Contract after the first Annuitant’s death, the Joint Life Option is not available in situations where applicable law and/or regulation do not permit the Contract to be continued until the surviving Annuitant’s death.  The Joint Annuitant must be the Annuitant’s married spouse.

Subsequent Guaranteed Withdrawal Payments are calculated each quarter after the Election Date until the Freedom Date, or if earlier, the date the Target Volatility Subaccounts value is reduced to zero. If the current Guaranteed Withdrawal Payment is less than (a) times (b), where

(a)         is the Benefit Calculation Base, and

(b)         is the Guaranteed Withdrawal Percentage applied on the Election Date,

then the Guaranteed Withdrawal Payment will be increased to this larger amount.

An Excess Withdrawal is a Withdrawal taken from the Target Volatility Subaccounts during the Withdrawal Period and prior to the Freedom Date except to the extent it is a Guaranteed Withdrawal Payment or a Required Minimum Distribution, as described later in the Prospectus. You should carefully consider the effect of an Excess Withdrawal both on your Target Volatility Subaccounts value and on your Guaranteed Withdrawal Payments.  Excess Withdrawals reduce the Target Volatility Subaccounts value dollar for dollar.  Excess Withdrawals reduce Guaranteed Withdrawal Payments by the ratio of each Excess Withdrawal to the Target Volatility Subaccounts value immediately prior to such Withdrawal.  Consequently, taking Excess Withdrawals may substantially reduce the Guaranteed Withdrawal Payments that you receive under the Rider.

The Cumulative GWP Amount is the sum of the quarterly Guaranteed Withdrawal Payment amounts from the Election Date to the current date, reduced for Excess Withdrawals. It is a calculated amount used in the determination of Rider benefits.  It exists only during the period beginning on the Election Date and ending on the Freedom Date or, if earlier, the date the Target Volatility Subaccounts value is reduced to zero.  It is not a value to which you have access.

The Ratchet Calculation Base is calculated differently after the Election Date than before the Election Date.  On the 8th of each March, June, September, and December on or after the Election Date, the Ratchet Calculation Base will equal the greater of:

·                  the Target Volatility Subaccounts value as of the previous determination date after deduction of any Contract charges and Rider charges and reduced proportionally for any Excess Withdrawals since the previous determination date, plus the

Cumulative GWP Amount as of the previous determination date reduced proportionally for any Excess Withdrawals since the previous determination date; and

·                  the Ratchet Calculation Base as of the previous determination date reduced proportionally for any Excess Withdrawals from the Target Volatility Subaccounts made since the previous determination date.

All Rollup Periods end on the Election Date.

Freedom Date

Your Freedom Date is the July 4th on or following the later of your 80th birthday (or if you choose the Joint Life Option, the 80th birthday of the younger of the Annuitant and the Joint Annuitant) or 20 years from the Activation Date.  Beginning on your Freedom Date, if you have positive value in the Target Volatility Subaccounts, you may:

(1)         Withdraw up to 100% of the Target Volatility Subaccounts value without affecting the Guaranteed Withdrawal Payments;

(2)         Transfer value from Target Volatility Subaccounts to other Subaccounts without affecting the Guaranteed Withdrawal Payments;

(3)         Begin Annuity Payments without affecting the Guaranteed Withdrawal Payments.

Impact of a change in the Annuitant

If an Owner or the Annuitant dies prior to the Activation Date and the Contract is continued with a successor Annuitant whose Attained Age is no more than 75, the Rider benefits will be based on the successor Annuitant.  Otherwise, the Rider will terminate.

If an Owner or the Annuitant dies on or after the Activation Date but prior to the Election Date and the Contract is continued with a successor Annuitant, the Rider will terminate.

If an Owner or the Annuitant dies during the Withdrawal Period, the Guaranteed Withdrawal Payment is based on the Single Life Option, and the Contract is continued with a successor Annuitant, then the Rider will terminate.

If an Owner or the Annuitant dies during the Withdrawal Period, the Guaranteed Withdrawal Payment is based on the Joint Life Option, and the Contract is continued with a successor Annuitant, then Rider benefits and Rider Charges continue, as defined in this Rider, until the successor Annuitant dies or the Contract or Rider otherwise terminates.  All adjustments to the Guaranteed Withdrawal Payment continue as defined in this Rider.

If the Rider terminates, Rider charges will cease and the Freedom Date benefit will no longer apply.

See the Appendix for examples of how the Rider works.

Rider Charges

Rider charges are determined and deducted quarterly beginning on the Activation Date. The quarterly Rider charge is calculated as the Rider charge rate of 1.40% divided by 4 multiplied by the Benefit Calculation Base.

Rider charges are deducted from the Target Volatility Subaccounts value in proportion to the value in each Subaccount. The Rider charge rate is determined on the Activation Date and is guaranteed never to increase after the Activation Date even if the Guaranteed Withdrawal Payment increases.  The Rider charge rate is currently 1.40% and is guaranteed not to be greater than 2.00%.

Divorce

If the Contract is divided in connection with a divorce, the Rider will terminate.  In the event of the Contract is jointly owned by married persons and those persons divorce, the former spouses must provide written notice of the divorce to us.  If, in connection with the divorce, the Contract is divided or both former spouses remain as joint Owners, the Rider will terminate as of the effective date of the divorce (or the Contract division , if earlier).  If the Guaranteed Withdrawal Payment is based on a Joint Life Option and the Annuitant and the Joint Annuitant divorce, the Rider will terminate

Rider Termination

The Rider will automatically terminate under the following circumstances:

(1)         The Owner provides a Written Request to terminate prior to the Activation Date or at least six years after the Activation Date;

(2)         The Contract is assigned or the Owner is changed without our approval;

(3)         There is an outstanding Contract loan on what would otherwise be the Activation Date and it is not paid off on the Activation Date;

(4)         The Death Benefit is paid upon the death of an Owner or the Annuitant;

(5)         An Owner or Annuitant dies prior to the Activation Date, and the Contract is continued with a successor Annuitant who is older than 75;

(6)         Annuity Payments under a full annuitization of the Contract begin prior to the Freedom Date;

(7)         In certain circumstances if the Owner or Annuitant divorces (See “Divorce” above);

(8)         An Excess Withdrawal reduces the Target Volatility Subaccounts value to zero; or

(9)         The Contract terminates.

After the Rider terminates no future benefits will be payable under the Rider, no future Annual Contract Fees will be waived by the Rider, and no future Rider charges will be made.

We have entered into reinsurance arrangements with respect to certain risks related to the Capital Freedom Rider with an affiliate of the investment advisor to the [                         ] and the [                              ].

ACCUMULATION VALUE

The Accumulation Value is the sum of Variable Contract Value and the value in the Loan Account. The Variable Contract Value is equal to the sum of the value in the Target Volatility Subaccounts and the Investment Subaccounts.

Determining the Variable Contract Value

The Variable Contract Value is determined at the end of each Valuation Period and reflects the investment experience of the selected Subaccounts, after applicable charges. The value will be the total of the values attributable to the Contract in each of the Subaccounts (i.e., Subaccount Value). The Subaccount Values are determined by multiplying that Subaccount’s Accumulation Unit value by the number of Accumulation Units.

Determination of Number of Accumulation Units

Any Net Purchase Payments allocated to a Subaccount or Accumulation Value transferred to a Subaccount are converted into Accumulation Units of that Subaccount. The number of Accumulation Units is determined by dividing the dollar amount being allocated or transferred to a Subaccount by the Accumulation Unit value for that Subaccount. The number of Accumulation Units does not change as a result of investment experience. Any Accumulation Value transferred, surrendered or deducted from a Subaccount is processed by canceling or liquidating Accumulation Units.  The number of Accumulation Units canceled is determined by dividing the dollar amount being removed from a Subaccount by the Accumulation Unit value.

Determination of Accumulation Unit Value

The Accumulation Unit value for a Subaccount is calculated for each Valuation Period by dividing (1) by (2), where:

(1)         Is:

(a)         the net assets of the Subaccount as of the end of the Valuation Period;

(b)         plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period.

(2)         Is the number of Accumulation Units outstanding as of the end of the Valuation Period.

The value of an Accumulation Unit may increase or decrease as a result of investment experience.

TRANSFER PRIVILEGES

Before the Annuity Date, the Owner may make transfers between the Subaccounts as described below.  Transfers are permitted from a Money Market DCA Subaccount to other Investment Subaccounts.  You must designate a minimum monthly transfer that will amortize the Purchase Payments for which you have selected the dollar cost averaging option.  Except in connection with a Money Market DCA or an automatic rebalancing option we make available to you, we may reject transfer requests that are less than $500 or the entire Accumulation Value allocated to the applicable Subaccount.

Amounts transferred to a Subaccount will receive the Accumulation Unit value next determined after the transfer request is received in good order. If we receive a transfer request in good order at our Mailing Address by the close of regular trading on the New York Stock Exchange (usually, 4:00 p.m. Eastern Time) on a Valuation Day, your request will be processed using that day’s Accumulation Unit value.

We may assess a charge of $10 for each transfer in excess of 20.  Scheduled transfers from the Money Market DCA Subaccount and, if you elect the Rider, transfers on and after the Activation Date are not subject to a transfer fee.   See “Charges and Deductions” later in this document.

Transfers may be made by phone, facsimile and Written Request.  We may restrict, modify, terminate or suspend transfer options at any time and some options may not be available for reasons that are out of our control (e.g., a natural disaster).

We will send a written confirmation of all transfers. We will use reasonable procedures to confirm that instructions are genuine.  However, we will not be liable for any losses resulting from unauthorized or allegedly unauthorized electronic, written or telephone requests that we reasonably believe are genuine.

If you select the Capital Freedom Rider and you transfer Accumulation Value out of the Target Volatility Subaccounts, your Rider benefits will be reduced.  In addition, prior to the Activation Date, you may not transfer Accumulation Value out of the Target Volatility Subaccounts if your Target Volatility Subaccounts value would be less than 50% of your total Accumulation Value after the transfer.  You may not transfer Accumulation Value out of the Target Volatility Subaccounts after the Activation Date and before the Freedom Date.

Frequent Trading Contract

The Contracts are intended for long-term investment by Owners.  They were not designed for the use of market timers or other investors who make similar programmed, large, frequent, or short-term transfers.  Market timing and other programmed, large, frequent, or short-term transfers among the Subaccounts can cause risks with adverse effects for other Owners (and beneficiaries and Funds).  These risks include:

·                  the dilution of interests of long-term investors in a Subaccount if purchases or transfers into or out of a Fund are made at prices that do not reflect an accurate value for the Fund’s investments;

·                  an adverse effect on Fund management, such as impeding a Fund manager’s ability to sustain an investment objective, causing a Fund to maintain a higher level of cash than would otherwise be the case, or causing a Fund to liquidate investments prematurely (or at an otherwise inopportune time) to pay withdrawals or transfers out of the Fund; and

·                  increased brokerage and administrative expenses.

The risks and costs are borne by all Owners invested in those Subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers (“Procedures”) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading.  Do not invest in this Contract if you intend to conduct market timing or other potentially disruptive trading.

Detection.  We employ various means to attempt to detect and deter market timing and disruptive trading.  However, despite our monitoring, we may not be able to detect or stop all harmful trading.  In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the Funds, we cannot guarantee that all harmful trading will be detected or that a Fund will not suffer harm from programmed, large, frequent, or short-term transfers among the subaccounts of variable products issued by these companies or retirement plans.

Deterrence.  Once an Owner has been identified as a “market timer” under the Procedures, we notify the Owner that we will not accept instructions for such market timing or other similar programmed, large, frequent or short-term transfers in the future.  We will only permit the Owner to make transfers when we believe the Owner is not “market timing.”

In our sole discretion, we may revise the Procedures at any time, without prior notice, as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollars or percentage limits on transfers).  We also reserve the right, to the extent permitted or required by applicable law, to (1) implement and administer redemption fees imposed by one or more Funds in the future, (2) deduct redemption fees imposed by the Funds, and (3) suspend the transfer privilege at any time we are unable to purchase or redeem shares of the Funds.  We may be required to share personal information about you with the Funds.

We currently do not impose redemption fees on transfers.  Further, for transfers between or among the Subaccounts, we currently do not expressly allow a certain number of transfers in a given period or limit the size of transfers in a given period.  We may charge a fee of $10 for each transfer above 20 in a Contract Year.  Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our Procedures in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection.  Accordingly, despite our best efforts, we cannot guarantee that the Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf.  We apply the Procedures consistently to all Owners without waiver or exception.

Fund Frequent Trading Policies.  The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares.  The prospectuses for the Funds describe any such policies and procedures.  The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Funds and the policies and procedures we have adopted to discourage market timing and other programmed, large, frequent, or short-term transfers.  You should be aware that we may not have the operational capacity to apply the frequent trading policies and procedures of the respective Funds that would be affected by the transfers.  Accordingly, Owners and other persons who have material rights under the Contracts should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by our Procedures.

Owners should be aware that we are required to provide to a portfolio or its designee, promptly upon request, certain information about the trading activity of individual Owners, and to restrict or prohibit further purchases or transfers by specific Owners identified by a portfolio as violating the frequent trading policies established for that portfolio. If we do not process a purchase because of such restriction or prohibition, we may return the Purchase Payment to the Owner, place the Purchase Payment in the [   ] Money Market VIP Subaccount until we receive further instruction from the Owner and/or replace the restricted or prohibited Subaccount with the [   ] Money Market VIP Subaccount in the Owner’s default allocation until we receive further instructions from the Owner.

Omnibus Orders.  Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable annuities.  The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance annuities and individual retirement plan participants.  The omnibus nature of these orders may limit each Fund’s ability to apply its respective frequent trading policies and procedures.  We cannot guarantee that the Fund will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the Funds.  These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity.  If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of Fund shares, as well as the owners of all of the variable annuity or variable life insurance policies whose variable investment options correspond to the affected Funds.  In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

As a result of our discretion to permit Owners previously identified as “market timers” to make transfers that we do not believe involve “market timing,” and as a result of operational and technological limitations, differing fund procedures, and the omnibus nature of purchase and redemption orders, some Owners may still be able to engage in market timing, while other Owners bear any adverse effects of that market timing activity.  To the extent we are unable to detect and deter market timing or other similar programmed, large, frequent, or short-term transfers, the performance of the Subaccount and the Fund could be adversely affected, including by (1) requiring the Fund to maintain larger amounts of cash or cash-type securities than the Fund’s manager might otherwise choose to maintain or to liquidate Fund holdings at disadvantageous times, thereby increasing brokerage, administrative, and other expenses and (2) diluting returns to long-term shareholders.

SURRENDERS (REDEMPTIONS) AND PARTIAL WITHDRAWALS

Surrender

At any time on or before the Annuity Date, the Owner may surrender the Contract and receive its Surrender Value by Written Request to us at our Mailing Address. We will process the surrender at the Accumulation Unit value next determined after the Written Request is received at our Mailing Address. If we receive your surrender request in good order at our Mailing Address by the close of regular trading on the New York Stock Exchange (usually, 4:00 p.m. Eastern Time) on a Valuation Day, your request will be processed with that day’s Accumulation Unit value. The Surrender Value will be paid in a lump sum unless the Owner requests payment under an Annuity Payout Option. We may apply a Withdrawal Charge upon Surrender.

Partial Withdrawals

At any time on or before the Annuity Date, an Owner may make Partial Withdrawals of the Surrender Value. There is no minimum amount which must be withdrawn but the maximum amount is that which would leave the remaining Surrender Value equal to $2,500.

A Partial Withdrawal request that would reduce the Surrender Value to less than $2,500 is treated as a request for a full surrender of the Contract.  Withdrawals made for the purpose of taking a Required Minimum Distribution in a retirement account are not subject to the $2,500 restriction.

We will process the Withdrawal at the Accumulation Unit value next determined after the request is received at our Mailing Address. If we receive your partial surrender request at our Mailing Address in good order by the close of regular trading on the New York Stock Exchange (usually, 4:00 p.m. Eastern Time) on a Valuation Day, your request will be processed with that day’s Accumulation Unit value. We may apply a Withdrawal Charge upon Partial Withdrawal, which will be deducted from the Partial Withdrawal.

The Owner may designate the Subaccounts from which the amount of the Partial Withdrawal is to be made. If the Owner does not so specify, or if the amount in the designated Subaccounts is not enough to comply with the request, the Partial Withdrawal (and any applicable charges) will be made proportionately from the Subaccounts. If you select the Capital Freedom Rider and you transfer or withdraw Accumulation Value from the Target Volatility Subaccounts except for Guaranteed Withdrawal Payments, your Rider benefits will be reduced.  A Withdrawal Charge may apply to Partial Withdrawals.

Systematic Withdrawals

If your Accumulation Value is at least $15,000, you do not have an active Money Market DCA and prior to the Annuity Date, you may elect in writing to take systematic Withdrawals from the Investment Subaccounts of a specified dollar amount (of at least $100) on a monthly, quarterly, semi-annual or annual basis.  You may provide specific instructions as to how the systematic Withdrawals are to be taken, but the Withdrawals must be taken only from the Investment Subaccounts.  If you have not provided specific instructions or if specific instructions cannot be carried out, we process the Withdrawals by taking Accumulation Units on a pro rata basis.  Each systematic Withdrawal is subject to federal income taxes.  In addition, a 10% federal penalty tax may be assessed on systematic Withdrawals if you are under age 59½.  If you direct, we will withhold federal income taxes from each systematic Withdrawal. You may elect to have your systematic Withdrawal payment electronically transferred to your checking or savings account by submitting the appropriate paperwork deemed by us to be in good order.  A systematic Withdrawal program terminates automatically at the earliest of the following:

·                  the death of an Owner,

·                  the Annuity Date,

·                  the date we receive your Written Request for cancellation,

·                  60 days after we provide you with written notice of cancellation.

A Withdrawal Charge may apply to systematic Withdrawals as described in this Prospectus.

Restrictions on Distributions from Certain Types of Contracts

There are certain restrictions on Surrenders and Partial Withdrawals from Contracts used as funding vehicles for Code Section 403(b) retirement programs. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuities of: (i) elective contributions made in years beginning after December 31, 1988; (ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59½, severance from employment, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship. Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that Surrenders or Partial Withdrawals you request from a 403(b) Annuity comply with applicable tax requirements before we process your request.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Annuities or under the terms of the plans in respect of which Qualified Annuities are issued.

There may be federal income tax implications to Surrenders and Partial Withdrawals. Owners should consult with their tax adviser before requesting a Surrender or Partial Withdrawal.   See “Federal Tax Matters,” below.

CONTRACT LOANS

Subject to approval in your state, if the Contract is owned in a retirement plan qualified under section 403(b) or 457(b) of the Code, loans may be available on your Contract.  Loans will be subject to the terms of the Contract, your plan and the Code.  If you have elected the Capital Freedom Rider, Accumulation Value allocated to the Target Volatility Subaccounts is not available for loan and any outstanding loan must be fully repaid prior to the Activation Date or the Rider will terminate.

If a loan provision is included in your plan, loans will be available anytime prior to the Annuity Date.  We may limit the number of loans available on a single annuity.  You will be able to borrow a minimum of $1,500 (we may permit lower amounts).  The maximum loan balance which may be outstanding at any time on your Contract is the lesser of 50% of the sum of Accumulation Value, outstanding loans and accrued interest on loans minus the Withdrawal Charge that would apply if you surrendered your Contract or $50,000.  In no event may the aggregate amount borrowed from your qualified plan or plans with a single employer exceed the lesser of:

(a)                                 50% of the your combined nonforfeitable account balances (or $10,000 if greater); or

(b)                                 $50,000.

The $50,000 limit will be reduced by the excess (if any) of the highest loan balances owed during the prior one-year period over the loan balance on the date the loan is made.  The highest loan balance owed during the prior one-year period may be more than the amount outstanding at the time of the loan, if an interest payment or principal repayment has been made.

When a loan is taken an amount equal to the principal amount of the loan will be transferred to the Loan Account.  We will transfer to the Loan Account an amount equaling the loan from the Subaccounts of the Variable Account in the same proportion that such amounts bear to the total Accumulation Value.  No Withdrawal Charge is deducted at the time of the loan or on any transfers to the Loan Account.

Until the loan is repaid in full, that portion of the Loan Account equal to the outstanding loan balance shall be credited with interest at an annual rate we declare from time to time.  On each Contract Anniversary and on each date that a loan repayment is received, any amount of interest credited on the Loan Account will be allocated among the Subaccounts of the Variable Account in accordance with the allocation of Net Purchase Payments then in effect.

Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years.  Loans used to purchase your principal residence must be repaid within 20 years.  During the loan term, the outstanding balance of the loan will continue to accrue interest at annual rates specified in the loan agreement or an amendment to the loan agreement.  The maximum interest rate will be the greater of:

·                  the Moody’s Corporate Bond Yield Average — Monthly Average Corporates, as published by Moody’s Investors Service, Inc., or its successor, (or if that average is no longer published, a substantially similar average), for the calendar month ending two months before the date the rate is determined; or

·                  4%.

The loan interest rate is subject to change on each Contract Anniversary.  If the loan interest rate changes, we will send you a notice of the new loan interest rate and new level payment amount.  We must reduce the loan interest rate if on a Contract Anniversary the maximum loan interest rate is lower than the interest rate for the previous Contract Year by 0.50% or more.  We may increase the loan interest rate if the maximum loan interest rate is at least 0.50% higher than the loan interest rate for the previous Contract Year.   The loan interest rate we charge will be equal to or less than the maximum loan interest rate at the time it is determined, and will never be higher than 15%.

Twenty days prior to the due date of each loan repayment, as set forth in the loan agreement or an amendment to the loan agreement, we will send you a notice of the amount due.  Corresponding to the due date of each loan repayment, we will establish a “billing window” defined as the period beginning on the date that we mail the repayment notice (20 days prior to the payment due date) and extending 31 days after the due date.

Loan repayments received within the billing window that are sufficient to satisfy the amount due will be applied to the Contract as interest and repayment of principal.  The amounts of principal and interest set forth in the loan agreement or an amendment to the loan agreement are the amounts if all loan repayments are made exactly on the due date.  The actual amount of a repayment allocated to interest will be determined based on the actual date the repayment is received, the amount of the outstanding loan, and the number of days since the last repayment date.  The amount of principal will be the repayment amount minus the interest.  The loan principal repayment will, on the date it is received, be allocated among the Subaccounts of the Variable Account in accordance with the allocation of Net Purchase Payments then in effect.

Loan repayments received outside of the billing window will be processed as a repayment of principal only.  Only repayments received within the billing window may satisfy the amount due.  If a payment received within the billing window is less than the amount due, it will be returned to you.

If a loan repayment that is sufficient to satisfy the amount due is not made within the billing window, then the entire balance of the loan will be considered in default.  This amount may be taxable to the borrower, and may be subject to the early Withdrawal tax penalty.  If you are not eligible to take a distribution pursuant to the Contract or plan provisions, the deemed distribution will be reportable for tax purposes, but will not be offset against the Accumulation Value until such time as a distribution may be made.  On each Contract Anniversary, while a loan is in default, interest accrued on loans will be added to the outstanding loans.

If you surrender your Contract while a loan is outstanding, you will receive the Surrender Value.  If the Owner/Annuitant dies while the loan is outstanding, the Death Benefit will also be reduced to reflect the amount of the loan outstanding plus accrued interest.  If annuity payments start while the loan is outstanding, the Accumulation Value will be reduced by the amount of the outstanding loan plus accrued interest.  Until the loan is repaid, we may restrict any transfer of the Contract that would otherwise qualify as a transfer as permitted in the Code.

Loans may also be subject to additional limitations or restrictions under the terms of the employer’s plan.  Loans permitted under this Contract may still be taxable in whole or part if the participant has additional loans from other plans or annuities.  We will calculate the maximum nontaxable loan based on the information provided by the participant or the employer. In addition, if the section 403(b) Tax-Sheltered Annuity is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a loan will be treated as a “prohibited transaction” subject to certain penalties unless additional ERISA requirements are satisfied.  You should seek competent legal advice before requesting a loan.  We are not responsible for determining whether a loan meets the requirements of ERISA, including the requirement that a loan bear a reasonable rate of interest.

If a loan is outstanding, all Purchase Payments received from you will be considered loan repayments.  Any Purchase Payments received from your employer will be considered Purchase Payments.  We reserve the right to modify the terms or procedures associated with the loan privilege in the event of a change in the laws or regulations relating to the treatment of loans.  We also reserve the right to assess a loan processing fee.  IRAs, Non-Qualified Annuities and Qualified Annuities other than section 403(b) and 457(b) annuities are not eligible for loans.

DEATH BENEFIT BEFORE THE ANNUITY DATE

While the Contract is in force and prior to the Annuity Date, we will pay a Death Benefit at the earliest of:

·                  the death of the Owner; or

·                  the death of the joint Owner; or

·                  if neither the Owner nor the joint Owner is the Annuitant, the death of the Annuitant, unless a validly designated contingent Annuitant is living.

If the Annuitant dies while this Contract is in force and prior to the Annuity Date, the Death Benefit will be the Accumulation Value as of the date we receive Due Proof of Death.

The Death Benefit will be the Accumulation Value less any applicable Withdrawal Charge, Annual Contract Fee, Loan Amounts, and less an amount equal to any applicable state or local tax as of the date we receive Due Proof of Death if the Owner or joint Owner dies while this Contract is in force and prior to the Annuity Date, and such Owner or joint Owner is not the Annuitant.

Payment will be made to the Beneficiary upon receipt of Due Proof of Death. You may specify how the Death Benefit is to be paid, subject to the limits imposed by Section 72(s) of the Internal Revenue Code. If you do not specify how the Death Benefit is to be paid, the payment will be in a single sum unless the Beneficiary elects otherwise.  In any event, the Death Benefit will be paid within five years of the date of death, unless one of the following exceptions applies.

Death of the Owner or Joint Owner

If the Owner or the joint Owner dies and the Beneficiary is the surviving spouse of the decedent, the Beneficiary may elect to be treated as the successor Owner of the Contract and continue the Contract. If the Owner or joint Owner who dies is also the Annuitant, and the Beneficiary is the surviving spouse of the decedent who elects to be treated as the successor Owner and continue the Contract, the Beneficiary will become the Annuitant. In the event of such an election, on the death of the surviving spouse, the Death Benefit will be paid within five years of the date of such death, or distributed in accordance with the next paragraph, even if the Beneficiary at that time is a surviving spouse.

If the Owner or the joint Owner dies and the surviving spouse of the decedent is not the Beneficiary, the Beneficiary may elect to receive the Beneficiary’s entire interest in the Contract over such Beneficiary’s life or over a period not extending beyond the life expectancy of such Beneficiary. Such distributions must begin within one year from the date of death.

Death of the Annuitant, if neither the Owner nor the Joint Owner is the Annuitant

Except as provided in the next section (Non-Natural Owners), if neither the Owner nor the joint Owner is the Annuitant and the Annuitant dies, the Beneficiary may elect to receive the Beneficiary’s entire interest in the Contract over such Beneficiary’s life or over a period not extending beyond the life expectancy of such Beneficiary. Such distributions must begin within one year from the date of death.

Non-Natural Owners

If either the Owner or the joint Owner is not an individual and the Annuitant dies, and the Annuitant’s surviving spouse is the Beneficiary, the Beneficiary may elect to be treated both as the successor Owner and as the successor Annuitant of the Contract and continue the Contract. In the event of such an election, on the death of the Annuitant’s surviving spouse, the Death Benefit will be paid within five years of the date of such death, or distributed in accordance with the next paragraph, even if the Beneficiary at that time is a surviving spouse.

If either the Owner or the joint Owner is not an individual and the Annuitant dies, and the Annuitant’s surviving spouse is not the Beneficiary, the Beneficiary may elect to receive the Beneficiary’s entire interest in the Contract over such Beneficiary’s life or over a period not extending beyond the life expectancy of such Beneficiary. Such distributions must begin within one year from the date of death.

MISCELLANEOUS MATTERS

Payments

Any surrender, Partial Withdrawal, Contract loan, or death benefit usually will be paid within seven days of receipt of a Written Request at our Mailing Address, any information or documentation reasonably necessary to process the request, and (in the case of a death benefit) receipt and filing of Due Proof of Death. However, payments may be postponed if:

(1)                     the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

(2)                     the SEC permits the postponement for the protection of Owners; or

(3)                     the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account’s net assets not reasonably practicable.

If a recent check or draft has been submitted, we may delay payment until we are certain the check or draft has been honored.

If mandated under applicable law, we may be required to reject a Purchase Payment. We may also be required to provide additional information about your account to government regulators. In addition, we may be required to block an Owner’s account and thereby refuse to pay any request for transfers, Withdrawals, loans or death benefits, until instructions are received from the appropriate regulator.

Modification

Upon notice to the Owner and as permitted by applicable law, we may modify the Contract:

(1)                     to permit the Contract or the Variable Account to comply with any applicable law, regulation or regulatory guidance;

(2)                     to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuities;

(3)                     to reflect a change in the operation of the Variable Account;

(4)                     to combine the Variable Account with any of our other separate accounts and/or create new separate accounts;

(5)                     to transfer the assets of any Subaccount to any other Subaccount, and to add new Subaccounts and make such Subaccounts available to any class of annuities as we deem appropriate;

(6)                     to transfer assets from the Variable Account to another separate account;

(7)                     to deregister the Variable Account under the 1940 Act if such registration is no longer required;

(8)                     to operate the Variable Account as a management investment company under the 1940 Act (including managing the Variable Account under the direction of a committee) or in any other form permitted by law;

(9)                     to restrict or eliminate any voting rights of Owners or other persons having such rights as to the Variable Account;

(10)              to add new funds or remove existing funds;

(11)              to eliminate or combine any Subaccounts and transfer the assets of any Subaccount to any other Subaccount; or

(12)              to make any other changes to the Variable Account or its operations as may be required by the 1940 Act or other applicable law or regulation.

In the event of most such modifications, we will make appropriate endorsement to the Contract.

Reports to Owners

At least annually, we will mail to each Owner, at such Owner’s last known address of record, a report setting forth the Accumulation Value (including the Accumulation Value in each Subaccount), Purchase Payments made and charges deducted since the last report, Partial Withdrawals made since the last report and any other information required by any applicable law or regulation.

Inquiries

Inquiries regarding Contract may be made in writing to us at our Mailing Address.

Unclaimed or Abandoned Property

Every state has unclaimed property laws, which generally declare an annuity contract to be abandoned after a period of inactivity of three to five years from the contract’s maturity date or the date the death benefit is due and payable.  If the contract is abandoned, the death benefit may be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the contract owner last resided, as shown on our books and records, or to our state of domicile.  This escheatment is revocable, however, and the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designation, including addresses, if and as they change.  Please call [XXX-XXX-XXX] to make such changes.

Change of Address Notification

To protect you from fraud and theft, we may verify any changes in address you request by sending a confirmation of the change to both your old and new address.  We may also call you to verify the change of address.

Electronic Mail Transaction Privilege

A National Life agent may provide transfer instructions by e-mail to us on your behalf, if you have provided the agent the appropriate authority.  Contact your agent for more information.  We may suspend e-mail transaction privileges at any time, for any reason, if we deem such suspension to be in the best interests of the Owners.

E-mail transactions may not always be available.  Electronic systems, whether yours, ours or your agent’s, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may prevent or delay our receipt of the request.  If your agent experiences problems, you should make your request by mail.

Facsimile Transaction Privilege

You may provide instructions by facsimile for all transactions, except for a death claim, by providing instructions to us at a designated fax number.  Contact your agent for more information.  We may suspend facsimile transaction privileges at any time, for any reason, if we deem such suspension to be in the best interests of the Owners.

Facsimile transactions may not always be available.  Communication systems, whether yours, ours or your agent’s, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may prevent or delay our receipt of your request.  If you are experiencing problems, you should make your request by mail.

ANNUITY PAYOUT OPTIONS

The Annuity Date is the Contract Anniversary on or next following the Annuitant’s 99th birthday.  Prior to the Annuity Date, the Contract may be surrendered to provide Annuity Payments.  Withdrawal Charges will be waived if such surrender occurs on or after the 5th Contract Anniversary.

On the Annuity Date, the Payout Proceeds will be applied under the Single Life Income Option (or, for Joint Annuitants, the Joint and Survivor Life Income Option), unless the Owner elects to have the proceeds paid under another payment option or to receive the Surrender Value in a lump sum. The Payout Proceeds equal the Accumulation Value minus the sum of any applicable Withdrawal Charges, Annual Contract Fee, Loan Amounts and state or local tax on the Annuity Date.  Variable Annuity Payout Options are not available.  An Annuity Payout Option may be elected, revoked, or changed by the Owner at any time before the Annuity Date while the Annuitant is living. The election of an Annuity Payout Option and any revocation or change must be made by Written Request.  We may refuse the election of an Annuity Payout Option other than paying the Payout Proceeds in a lump sum if the total amount applied to an Annuity Payout Option would be less than $2,500, or each Annuity Payment would be less than $20.00.

Any of the following Annuity Payout Options may be elected:

Option 1-Payments for a Stated Time

We will make monthly payments for the number of years selected, which may range from 5 years to 25 years.

Option 2-Payments for Life

An annuity payable monthly during the lifetime of the Annuitant ceasing with the last payment due prior to the death of the Annuitant.  It would be possible under this option for the Payee to receive only one annuity payment if the Annuitant dies before the second annuity payment date, two annuity payments if the Annuitant dies before the third annuity payment date, and so on.

Option 3-Payments for Life with Period Certain-Guaranteed

For an annuity that if at the death of the Annuitant payments have been made for less than 30, 60 or 120 months, as selected, we guarantee to continue annuity payments during the remainder of the selected period.

Some of the stated Annuity Payout Options may not be available in all states.  You may request an alternative non-guaranteed option by giving notice in writing prior to your Annuitization.  If a request is approved by us, it will be permitted under the Contract.

Qualified Annuities (except Roth IRAs before the Owner’s death) are subject to Required Minimum Distributions.  These Annuity Payout Options may not meet those requirements.  Please consult a tax advisor.

Death Benefit after Annuity Date

If an Owner dies after the Annuity Date, any surviving Owner becomes the sole Owner and Payee. If there is no surviving Owner, the surviving Annuitant, if any, becomes the new Owner and Payee.  The death of an Annuitant after the Annuity Date will have the effect stated in the Annuity Payout Option pursuant to which Annuity Payments are being made.

CHARGES AND DEDUCTIONS

Charge for a Surrender or Partial Withdrawal

No sales charge deduction is made from Purchase Payments. However, if any amount is withdrawn or surrendered within seven years of the Issue Date, we will withdraw the amount requested and deduct a Withdrawal Charge from the remaining Accumulation Value. We deduct a Withdrawal Charge to compensate us for the distribution costs when Owners Surrender or Withdraw before distribution costs have been recovered.

The Withdrawal Charge is calculated by multiplying the applicable charge percentage (as shown below) by the amount of Purchase Payments surrendered. This means that you would pay the same charge at the time of Withdrawal or Surrender regardless of whether your Accumulation Value has increased or decreased. There is no Withdrawal Charge for Withdrawal of Accumulation Value in excess of aggregate Purchase Payments once all Purchase Payments have been withdrawn.

Contract Year	Withdrawal Charge Percentage	Contract Year	Withdrawal Charge Percentage

1	8%	6	6%
2	8%	7	5%
3	7%	8+	0%
4	7%
5	6%

Amounts Not Subject to Withdrawal Charge

In each Contract Year after the first one, up to 10% of an amount equal to the aggregate Purchase Payments net of Withdrawals through the last day of the prior year may be withdrawn or surrendered during that year without a Withdrawal Charge.  This right is not cumulative from Contract Year to Contract Year.

In addition, no Withdrawal Charge will be deducted:

·                  on Annuity Payments except if Annuity Payments commence within five years of the Issue Date;

·                  on Death Benefit proceeds payable on the death of the Annuitant;

·                  on transfers among the Subaccounts;

·                  on Required Minimum Distributions as defined by the Contract or Rider;

·                  On a Withdrawal after all Purchase Payments have been withdrawn;

·                  If, following the first Contract Anniversary, you are confined to an eligible nursing home for at least the 90 consecutive days ending on the date of the Withdrawal request (“Nursing Home Waiver”);  or

·                  If the Owner becomes terminally ill and is not expected to live more than 12 months as certified by a licensed physician

(“Terminal Illness Waiver”).

Notwithstanding the above, if you have elected the Capital Freedom Rider, no free Withdrawals are permitted from the Target Volatility Subaccounts on or after the Activation Date and prior to the Freedom Date and no additional Purchase Payments or transfers may be allocated to the Target Volatility Subaccounts if the Nursing Home Waiver or Terminal Illness Waiver is exercised.

Withdrawal Charge Example

Suppose the Owner has paid a total of $50,000 in Purchase Payments and has made no prior withdrawals.  Further suppose that during the second Contract Year, the Owner requests a withdrawal of $8,000 from the Investment Subaccounts.  Assume the Accumulation Value immediately prior to the withdrawal is $55,000 and is split evenly between the Investment Subaccounts and the Target Volatility Subaccounts.  The amount not subject to Withdrawal Charge would be 10% of $50,000, or $5,000.  A Withdrawal Charge would apply only to the amount of the withdrawal in excess of $5,000.  Therefore, the Withdrawal Charge would equal 8% of $3,000, or $240, and would be deducted from the amount withdrawn.  We would pay the Owner $7,760, and the Accumulation Value would be reduced to $47,000.

Annual Contract Fee

Each Monthly Transaction Date after the Issue Date and before the Annuity Date, we deduct a fee equal to the lesser of $50 or 2%.  This fee is waived if the Accumulation Value at the time the fee is due is at least $100,000. Further, if you have selected the Rider, this fee is waived on and after the Activation Date.  The fee is deducted from each Subaccount on a proportional basis. We may also deduct the Annual Contract Fee upon surrender of Contract.

Mortality and Expense Risk Charge

We deduct a mortality and expense risk charge from the Variable Account. The charges are computed on a quarterly basis and deducted on a daily basis and are equal to the Variable Account Value multiplied by 1.15% divided by 365.  The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established.  Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the Annuity Payments received. The mortality risk that we assume also includes a guarantee to pay a death benefit if the Annuitant dies before the Annuity Date. The expense risk that we assume is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses.

We may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and distribution expenses related to the Contracts, or for any other purpose.

Administrative Charge

We deduct an administrative charge, determined and deducted in the same manner as the Mortality and Expense Risk Charge.  The charge is computed on a quarterly basis and deducted on a daily basis and is equal to the Variable Account Value multiplied by 0.15% divided by 365.

State or Local Tax

We deduct a charge for any state or local taxes applicable to Contract. We may deduct state or local taxes at the time we pay such taxes. State or local taxes currently range from 0% to [     ]%.  This range is subject to change based on current state law. If state or local taxes are applicable to Contract, the jurisdiction may require payment (1) from Purchase Payments as they are received, (2) from Accumulation Value upon Withdrawal or surrender, (3) from Annuity Payments or (4) upon payment of a Death Benefit.

Loan Interest Spread

While a loan is outstanding, loan interest is payable at the end of each Contract Year or, if earlier, on the date of loan repayment, surrender, termination, or death of the Annuitant. Loan interest is charged in arrears on the amount of an outstanding loan. Loan interest that is unpaid when due will be added to the amount of the loan at the end of each Contract Year and will bear interest at the same rate.

Rider Charge

We deduct a charge each quarterly Rider anniversary for the Capital Freedom Rider in an amount equal to an annual rate of 1.40% of the Benefit Calculation Base.  This charge commences on the Activation Date and ceases on the Freedom Date.

Transfer Fee

We may assess a charge of $10 for each transfer above 20 in any Contract Year.  The transfer fee is not applicable to scheduled transfers under a Money Market DCA.  Each request is considered to be one transfer, regardless of the number of Subaccounts affected by the transfer. The transfer fee is deducted from the Accumulation Value allocated to the Subaccount from which the transfer is made. If a transfer is made from the Accumulation Value allocated to more than one Subaccount at the same time, the transfer fee is deducted pro-rata.  If you have elected the Rider, this fee is waived on and after the Activation Date.

Fund Expenses

Because the Variable Account purchases shares of the Funds, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by such Funds. A more detailed description of these fees and expenses may be found in the Funds’ prospectuses.

Selling Costs

We sell the Contracts through registered representatives of broker-dealers.  These registered representatives are also appointed and licensed as our insurance agents. We pay commissions and other compensation to the broker-dealers for selling the Contracts. You do not directly pay this compensation, we do. We intend to recover our selling expenses and the cost of Contract benefits through the fees and charges imposed under the Contracts.

DISTRIBUTION OF THE CONTRACT

We have entered into a distribution agreement with ESI, our affiliate, for the distribution and sale of the Contracts.  ESI is a wholly owned indirect subsidiary of National Life Holding Company.  Pursuant to this agreement, ESI serves as principal underwriter for the Contracts.  ESI sells the Contracts through its registered representatives.  ESI may also enter into wholesaling and selling agreements with other broker-dealers who in turn wholesale and/or sell the Contracts through their registered representatives.  ESI is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA.

ESI’s registered representatives who sell the Contracts are registered with the FINRA and with the states in which they do business.  More information about ESI and its registered representatives is available at www.finra.org or by calling 1-800-289-9999.  You also can obtain a brochure from FINRA through its BrokerCheck program.

National Life pays ESI commissions and other forms of compensation for sales of the Contracts.  You may purchase Contract through a registered representative of ESI, and you may also purchase Contract from another broker-dealer that has a selling agreement with ESI.  The maximum payment to a broker-dealer for selling the Contracts will generally be 7%; however, during certain promotional periods the commissions may be higher.  These promotional periods will be determined by National Life and the maximum commission paid during these periods will not exceed [        ]%.  We will pay the broker-dealer commission either as a percentage of the Purchase Payments, as a percentage of Accumulation Value over time, or a combination of both.  A portion of the payments made to selling broker-dealers will be passed on to their registered representatives in accordance with their internal compensation arrangements.  Those arrangements may also include other types of cash and non-cash compensation and other benefits.  You may ask your registered representative for further information about what your registered representative and the selling dealer for which he or she works may receive in connection with your purchase of Contract.

National Life general agents, general managers, field managers and other personnel, who may also be registered as principals or representatives with ESI, may also receive compensation on Contracts sold through ESI registered representatives.  National Life general agents may also receive fees from ESI relating to sales of the Contracts by broker-dealers other than ESI.

From time to time we may offer sales incentives to selling broker-dealers.  The selling broker-dealers, on their own accord, may pass through some or all of these incentives to their registered representatives.  These incentives may take the form of cash bonuses for reaching certain sales levels or for attaining a high ranking among registered representatives based on sales levels.  These incentive programs may also include sales of National Life’s or their affiliates’ other products.  To the extent, if any, that such bonuses are attributable to the sale of variable products, including the Contracts, such bonuses will be paid through the agent’s broker-dealer.

National Life, ESI and/or their affiliates may contribute amounts to various non-cash and cash incentives paid by ESI to its registered representatives the amounts of which may be based in whole or in part on the sales of the Contracts, including (1) sponsoring educational programs, (2) contributing to sales contests and/or promotions in which participants receive prizes such as travel, merchandise, hardware and/or software; (3) paying for occasional meals, lodging and/or entertainment; (4) making cash payments in lieu of business expense reimbursements; (5) making loans and forgiving such loans and/or (6) health and welfare benefit programs.

ESI may also pay marketing allowances, incentives and other payments to the broker-dealers that wholesale the Contracts to other broker/dealers.  These broker-dealers may pass some or all of this compensation to their registered representatives.

Commissions and other incentives or payments described above are not charged directly to Contract owners or to the Variable Account.  We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

The Funds that have adopted a Rule 12b-1 Plan also make payments to ESI in consideration of services provided by ESI in selling or servicing shares of these Funds.  In each case these payments amount to either 0.15% or 0.25% of Variable Account assets invested in the particular Fund.

FEDERAL TAX MATTERS

The following discussion is general in nature and is not intended as tax advice.  Each person concerned should consult a competent tax advisor.  No attempt is made to consider any applicable state or local tax or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under an annuity.

If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your annuity is called a Qualified Annuity.  If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Annuity.  The tax rules applicable to Qualified Annuities vary according to the type of retirement plan and the terms and conditions of the plan.  Because the tax benefits of annuities may not be needed in the context of Qualified Annuities, you generally should not buy a Qualified Annuity for the purpose of obtaining tax deferral.

Taxation of Non-Qualified Annuities

Non-Natural Person.  If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Annuity, the taxpayer generally must include in income any increase in the excess of the Accumulation Value over the investment in the Contract (generally, the Purchase Payments or other consideration paid for the annuity) during the taxable year.  There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals.  When a Withdrawal from a Non-Qualified Annuity occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Accumulation Value immediately before the distribution over the Owner’s investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time.  In the case of a surrender under a Non-Qualified Annuity, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals.  In the case of a distribution from a Non-Qualified Annuity, there may be imposed a federal tax penalty equal to 10 percent of the amount treated as income.  In general, however, there is no penalty on distributions:

·                  made on or after the taxpayer reaches age 59½;

·                  made on or after the death of an Owner;

·                  attributable to the taxpayer becoming disabled; or

·                  made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above.  Additional exceptions apply to distributions from a Qualified Annuity.  You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments.  Although tax consequences may vary depending on the payout option elected under an annuity, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income.  The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the annuity ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start.  Once your investment in the annuity has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Partial Annuitization. If part but not all of an annuity’s value is applied to provide payments for one or more lives or for a period of at least ten years (a “partial annuitization”), those payments may be taxed as annuity payments.

Taxation of Death Benefit Proceeds.  Amounts may be distributed from an annuity because of your death or the death of the Annuitant.  Generally, such amounts are includible in the income of the recipient as follows:  (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of an annuity.  A transfer or assignment of ownership of an annuity, the designation of an Annuitant or Payee who is not an Owner, the selection of certain maturity dates, or the exchange of an annuity may result in certain tax consequences to you that are not discussed herein.  An owner contemplating any such transfer, assignment, designation or exchange, should consult a tax advisor as to the tax consequences.

Withholding.  Contract distributions are generally subject to withholding for the recipient’s federal income tax liability.  Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts.  All Non-Qualified Annuities that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includible in such owner’s income when a taxable distribution occurs.

Taxation of Qualified Annuities

The tax rules applicable to Qualified Annuities vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Annuity may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Annuity.  Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions up to a maximum amount specified in the Code. The contributions may be deductible in whole or in part, depending on the individual’s income.  Distributions from certain pension plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits.  Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA.  A 10% penalty tax generally applies to distributions made before age 59½, unless certain exceptions apply.  The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision in the Contract comports with IRA qualification requirements.

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to a maximum amount specified in the Code.  The sponsoring employer is required to make matching or non-elective contributions on behalf of employees.  Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income.  Subject to certain exceptions, premature distributions prior to age 59½ are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA.  A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax.  The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.  Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.  A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees.  Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan.  Because the Death Benefit may exceed this limitation, and its value may need to be considered in calculating minimum required distributions, employers using the Contract in connection with such plans should consult their tax adviser.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the Purchase Payments made, within certain limits, on an annuity that will provide an annuity for the employee’s retirement.  These Purchase Payments may be subject to FICA (social security) tax.  Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59½, severance from employment, death or disability.  Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.  The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity.  Because the Death Benefit may exceed this limitation, and its value may need to be considered in calculating minimum required distributions, employers using the Contract in connection with such plans should consult their tax adviser.

Section 457(b) Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations.  The Contract can be used with such plans.  Under such plans a participant may specify the form of investment for his or her deferred compensation account.  For non-governmental Section 457(b) plans, all such investments are owned by and are subject to, the claims of the general creditors of the sponsoring employer.  In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

Withdrawals. In the case of a Withdrawal under a Qualified Annuity, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of the individual. In many cases, the “investment in the contract” under a Qualified Annuity may be zero.

Other Tax Issues.  Qualified Annuities have minimum distribution rules that govern the timing and amount of distributions.  You should refer to your retirement plan or adoption agreement, or consult a tax advisor for more information about these distribution rules.

Distributions from Qualified Annuities generally are subject to withholding for the Owner’s federal income tax liability.  The withholding rate varies according to the type of distribution and the Owner’s tax status.  The Owner will be provided the opportunity to elect not have tax withheld from distributions.

“Eligible rollover distributions” from Section 403(b) plans, and governmental 457(b) plans are subject to a mandatory federal income tax withholding of 20%.  An eligible rollover distribution is any distribution, from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions.  The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Guaranteed Lifetime Withdrawal Benefits

It is not clear whether Guaranteed Withdrawal Payments will be taxed as Withdrawals or as Annuity Payments.  This is significant for Non-Qualified Annuities because Withdrawals are taxed less favorably than are Annuity Payments. In view of this uncertainty, we intend to treat Guaranteed Withdrawal Payments as Withdrawals to the extent that such payments are not fixed.  While we intend to treat fixed Guaranteed Withdrawal Payments as Annuity Payments, we believe that such payments will likely be fully taxable.  Guaranteed Withdrawal Payments become fixed if and when the Target Volatility Subaccounts and the Money Market Distribution Subaccount are exhausted prior to the Freedom Date.  Otherwise, Guaranteed Withdrawal Payments become fixed on the September 8th following the Freedom Date.  Similarly, for Qualified Annuities we will apply the non-annuity rules for determining required minimum distributions, meaning that a percentage of the value of all benefits under the Contract will need to be withdrawn each year.  The value of the Contract may include the value of optional provisions, such as the Capital Freedom Rider.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate.  Depending on the terms of the annuity, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary.  Consult an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation skipping transfer (“GST”) tax when all or part of an annuity is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner.  Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

For 2014, the federal estate tax, gift tax and GST tax exemptions and maximum rates are $[          ] and [  ]%, respectively.  The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Beginning in 2013, distributions from non-qualified annuities will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income.  The 3.8% tax will be applied to the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts.  Consult a tax advisor for more information.

Same-Sex Spouses

The Contract provides that, upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit and a joint-life coverage under an optional living benefit.  All Contract provisions relating to the spousal continuation are available only to a person who meets the definition of “spouse” under federal law.  There may be some uncertainty regarding the treatment of same-sex spouses under federal law.  Consult a tax advisor for more information on this issue.

Contract purchases by nonresident aliens and foreign corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents.  Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuities at a 30% rate, unless a lower treaty rate applies.  In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence.  Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents.  Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity purchase.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise.  Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive.  We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

LEGAL MATTERS

National Life, like other life insurance companies, is involved in lawsuits, from time to time.  Although we cannot predict the outcome of any litigation with certainty, National Life believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or the Variable Account.

COMPANY HOLIDAYS

We are closed on the following holidays: New Year’s Day, Presidents’ Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas Day.

FINANCIAL STATEMENTS

National Life’s financial statements as of and for the years ended December 31, 2013 and 2012, which are included in the Statement of Additional Information, should be considered only as bearing on National Life’s ability to meet its obligations under the Contracts.  They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

APPENDIX

The following examples demonstrate how the Capital Freedom Rider works in various situations.  The examples assume the following:

·                  The Annuitant’s age on the Activation Date is 60.

·                  $100,000 is allocated to the Target Volatility Subaccounts on the Activation Date.

·                  The Target Volatility Subaccounts grows at Hypothetical Growth Rates which are net of all charges and fees other than Rider charges.

·                  The Hypothetical Growth Rates used in these examples were randomly generated by a computer program.  They do not reflect any actual historical experience.  Actual future rates may be the same, greater or less than those provided here.

Example 1:  Basic Rider calculations

Months	Annuitant’s	Target	Hypothetical	Rollup	Ratchet	Benefit	Quarterly	Guaranteed
After	Attained	Volatility	Growth	Calculation	Calculation	Calculation	Rider	Withdrawal
Activation	Age	Subaccounts	Rate	Base	Base	Base	Charge	Payment
0	60	$100,000		100,000	100,000	100,000	$350
3	60	$103,485	3.85%	101,313	100,000	101,313	$355
6	60	$100,267	-2.78%	102,625	103,131	103,131	$361
9	60	$99,704	-0.20%	103,938	103,131	103,938	$364
12	61	$99,619	0.28%	105,250	103,131	105,250	$368	$4,210
15	61	$101,716	2.48%	106,563	103,131	106,563	$373	$4,263
18	61	$106,108	4.70%	107,875	103,131	107,875	$378	$4,315
21	61	$107,184	1.38%	109,188	105,730	109,188	$382	$4,368
24	62	$111,849	4.73%	110,500	106,802	110,500	$387	$4,420
27	62	$107,986	-3.12%	111,813	111,462	111,813	$391	$4,473
30	62	$114,048	6.00%	113,125	111,462	113,125	$396	$4,525
33	62	$114,257	0.53%	114,438	113,652	114,438	$401	$4,578
36	63	$121,241	6.49%	115,750	113,857	115,750	$405	$4,630
39	63	$124,903	3.37%	117,063	120,836	120,836	$423	$4,833
42	63	$125,886	1.13%	118,375	124,481	124,481	$436	$4,979
45	63	$131,845	5.10%	119,688	125,450	125,450	$439	$5,018
48	64	$135,286	2.95%	121,000	131,406	131,406	$460	$5,256
51	64	$143,202	6.21%	122,313	134,826	134,826	$472	$5,393
54	64	$143,511	0.55%	123,625	142,730	142,730	$500	$5,709
57	64	$138,128	-3.42%	124,938	143,012	143,012	$501	$5,720
60	65	$135,792	-1.33%	126,250	143,012	143,012	$501	$6,793

Example 2:  The effect of a withdrawal prior to the Election Date

Months	Annuitant’s	Target	Hypothetical	Rollup	Ratchet	Benefit	Quarterly	Guaranteed
After	Attained	Volatility	Growth	Calculation	Calculation	Calculation	Rider	Withdrawal
Activation	Age	Subaccounts	Rate	Base	Base	Base	Charge	Payment	Withdrawal
0	60	$100,000		100,000	100,000	100,000	$350
3	60	$103,485	3.85%	101,313	100,000	101,313	$355
6	60	$100,267	-2.78%	102,625	103,131	103,131	$361
9	60	$99,704	-0.20%	103,938	103,131	103,938	$364
12	61	$99,619	0.28%	105,250	103,131	105,250	$368	$4,210
15	61	$101,716	2.48%	106,563	103,131	106,563	$373	$4,263
18	61	$106,108	4.70%	107,875	103,131	107,875	$378	$4,315	$10,000
21	61	$97,047	1.38%	98,890	95,730	98,890	$346	$3,956
24	62	$101,270	4.73%	100,071	96,701	100,071	$350	$4,003
27	62	$97,772	-3.12%	101,252	100,920	101,252	$354	$4,050
30	62	$103,261	6.00%	102,433	100,920	102,433	$359	$4,097
33	62	$103,450	0.53%	103,615	102,902	103,615	$363	$4,145
36	63	$109,774	6.49%	104,796	103,088	104,796	$367	$4,192
39	63	$113,090	3.37%	105,977	109,407	109,407	$383	$4,376
42	63	$113,979	1.13%	107,158	112,707	112,707	$394	$4,508
45	63	$119,375	5.10%	108,340	113,585	113,585	$398	$4,543
48	64	$122,490	2.95%	109,521	118,977	118,977	$416	$4,759
51	64	$129,657	6.21%	110,702	122,074	122,074	$427	$4,883
54	64	$129,938	0.55%	111,883	129,230	129,230	$452	$5,169
57	64	$125,063	-3.42%	113,065	129,485	129,485	$453	$5,179
60	65	$122,948	-1.33%	114,246	129,485	129,485	$453	$6,151

A withdrawal of $10,000 from the Target Volatility Subaccounts reduces the following:

·                  the Target Volatility Subaccounts

·                  the Rollup Calculation Base

·                  the Ratchet Calculation Base

·                  the Benefit Calculation Base

·                  the Rider Charge

·                  the Guaranteed Withdrawal Payment

At the time of the $10,000 Withdrawal, the Target Volatility Subaccounts are reduced from $106,108 to $96,108.  This represents a 9.4244% reduction.  The Rollup Calculation Base and the Ratchet Calculation Base are immediately reduced by this same percentage.  The Rollup Calculation Base is reduced from 107,875 to 97,708.  The Ratchet Calculation Base is reduced from 103,131 to 93,411.  The Benefit Calculation Base, the Rider Charge, and the Guaranteed Withdrawal Payment are reduced because they are determined based on the Target Volatility Subaccounts, the Rollup Calculation Base, and the Ratchet Calculation Base.

Example 3:  The Election Date is chosen at age 62

Months	Annuitant	Target	Hypothetical	Rollup	Ratchet	Benefit	Quarterly	Guaranteed		Cumulative
After	Attained	Volatility	Growth	Calculation	Calculation	Calculation	Rider	Withdrawal	GWP	GWP
Activation	Age	Subaccounts	Rate	Base	Base	Base	Charge	Payment	Installment	Amount
0	60	$100,000		100,000	100,000	100,000	$350
3	60	$103,485	3.85%	101,313	100,000	101,313	$355
6	60	$100,267	-2.78%	102,625	103,131	103,131	$361
9	60	$99,704	-0.20%	103,938	103,131	103,938	$364
12	61	$99,619	0.28%	105,250	103,131	105,250	$368	$4,210
15	61	$101,716	2.48%	106,563	103,131	106,563	$373	$4,263
18	61	$106,108	4.70%	107,875	103,131	107,875	$378	$4,315
21	61	$107,184	1.38%	109,188	105,730	109,188	$382	$4,368
24	62	$111,849	4.73%	110,500	106,802	110,500	$387	$4,420	$1,105	$1,105
27	62	$106,915	-3.12%	110,500	111,462	111,462	$390	$4,458	$1,115	$2,220
30	62	$111,733	6.00%	110,500	111,462	111,462	$390	$4,458	$1,115	$3,334
33	62	$110,815	0.53%	110,500	113,563	113,563	$397	$4,543	$1,136	$4,470
36	63	$116,370	6.49%	110,500	113,752	113,752	$398	$4,550	$1,138	$5,607
39	63	$118,700	3.37%	110,500	120,442	120,442	$422	$4,818	$1,204	$6,812
42	63	$118,395	1.13%	110,500	123,886	123,886	$434	$4,955	$1,239	$8,051
45	63	$122,673	5.10%	110,500	124,773	124,773	$437	$4,991	$1,248	$9,298
48	64	$124,561	2.95%	110,500	130,287	130,287	$456	$5,211	$1,303	$10,601
51	64	$130,431	6.21%	110,500	133,403	133,403	$467	$5,336	$1,334	$11,935
54	64	$129,334	0.55%	110,500	140,565	140,565	$492	$5,623	$1,406	$13,341
57	64	$123,084	-3.42%	110,500	140,777	140,777	$493	$5,631	$1,408	$14,749
60	65	$119,568	-1.33%	110,500	140,777	140,777	$493	$5,631	$1,408	$16,156

On the Election Date, the Guaranteed Withdrawal Percentage (for the Single Life option) is 4.00% and the Benefit Calculation Base is 110,500.  Therefore, the Guaranteed Withdrawal Payment on the Election Date is $4,420.  The quarterly installment of the Guaranteed Withdrawal Payment is $1,105.  This payment is guaranteed for the life of the Annuitant as long as Excess Withdrawals are not made from the Target Volatility Subaccounts.  The Guaranteed Withdrawal Payment increases subsequent to the Election Date if the Ratchet Calculation Base increases.

Example 4:  The effect of an Excess Withdrawal

Months	Annuitant	Target	Hypothetical	Rollup	Ratchet	Benefit	Quarterly	Guaranteed		Cumulative
After	Attained	Volatility	Growth	Calculation	Calculation	Calculation	Rider	Withdrawal	GWP	GWP
Activation	Age	Subaccounts	Rate	Base	Base	Base	Charge	Payment	Installment	Amount
0	60	$100,000		100,000	100,000	100,000	$350
3	60	$103,485	3.85%	101,313	100,000	101,313	$355
6	60	$100,267	-2.78%	102,625	103,131	103,131	$361
9	60	$99,704	-0.20%	103,938	103,131	103,938	$364
12	61	$99,619	0.28%	105,250	103,131	105,250	$368	$4,210
15	61	$101,716	2.48%	106,563	103,131	106,563	$373	$4,263
18	61	$106,108	4.70%	107,875	103,131	107,875	$378	$4,315
21	61	$107,184	1.38%	109,188	105,730	109,188	$382	$4,368
24	62	$111,849	4.73%	110,500	106,802	110,500	$387	$4,420	$1,105	$1,105
27	62	$106,915	-3.12%	110,500	111,462	111,462	$390	$4,458	$1,115	$2,220
30	62	$111,733	6.00%	110,500	111,462	111,462	$390	$4,458	$1,115	$3,334
33	62	$110,815	0.53%	110,500	113,563	113,563	$397	$4,543	$1,136	$4,470
36	63	$116,370	6.49%	110,500	113,752	113,752	$398	$4,550	$1,138	$5,607
39	63	$118,700	3.37%	110,500	120,442	120,442	$422	$4,818	$1,204	$6,812
42	63	$118,395	1.13%	110,500	123,886	123,886	$434	$4,955	$1,239	$8,051
45	63	$112,163	5.10%	101,068	114,773	114,773	$402	$4,591	$1,148	$8,511
48	64	$113,880	2.95%	101,068	119,125	119,125	$417	$4,765	$1,191	$9,702
51	64	$119,246	6.21%	101,068	121,974	121,974	$427	$4,879	$1,220	$10,922
54	64	$118,243	0.55%	101,068	128,522	128,522	$450	$5,141	$1,285	$12,207
57	64	$112,529	-3.42%	101,068	128,716	128,716	$451	$5,149	$1,287	$13,495
60	65	$109,314	-1.33%	101,068	128,716	128,716	$451	$5,149	$1,287	$14,782

Assumes a Withdrawal of $10,000 is made from the Target Volatility Subaccounts 42 months after activation.

An Excess Withdrawal of $10,000 from the Target Volatility Subaccounts reduces the following:

·                  the Target Volatility Subaccounts

·                  the Rollup Calculation Base

·                  the Ratchet Calculation Base

·                  the Benefit Calculation Base

·                  the Rider Charge

·                  the Guaranteed Withdrawal Payment

·                  the Cumulative GWP Amount

Immediately prior to the $10,000 withdrawal, the Target Volatility Subaccounts are reduced from $118,395 to $117,156 due to the quarterly GWP installment of $1,239.  The Target Volatility Subaccounts are then reduced to $107,156 due to the $10,000 Withdrawal.  This $10,000 Excess Withdrawal represents an 8.5356% reduction.  The Rollup Calculation Base, the Ratchet Calculation Base, the Guaranteed Withdrawal Payment, and the Cumulative GWP Amount are immediately reduced by this same percentage.  For example, the Guaranteed Withdrawal Payment is reduced from $4,955 to $4,532.  The Benefit Calculation Base and the Rider Charge are reduced because they are determined based on the Target Volatility Subaccounts, the Rollup Calculation Base, and the Ratchet Calculation Base.

Example 5:  The Freedom Date at age 80 assuming the Election Date is at age 68

Months	Annuitant	Target	Hypothetical	Rollup	Ratchet	Benefit	Quarterly	Guaranteed		Cumulative
After	Attained	Volatility	Growth	Calculation	Calculation	Calculation	Rider	Withdrawal	GWP	GWP
Activation	Age	Subaccounts	Rate	Base	Base	Base	Charge	Payment	Installment	Amount
0	60	$100,000		100,000	100,000	100,000	$350
3	60	$103,485	3.85%	101,313	100,000	101,313	$355
6	60	$100,267	-2.78%	102,625	103,131	103,131	$361
9	60	$99,704	-0.20%	103,938	103,131	103,938	$364
12	61	$99,619	0.28%	105,250	103,131	105,250	$368	$4,210
15	61	$101,716	2.48%	106,563	103,131	106,563	$373	$4,263
...	...	...	...	...	...	...	...	...	...	...
87	67	$147,664	3.74%	138,063	144,772	144,772	$507	$6,877
90	67	$155,687	5.80%	139,375	147,158	147,158	$515	$6,990
93	67	$155,507	0.22%	140,688	155,172	155,172	$543	$7,371
96	68	$155,973	0.65%	142,000	155,172	155,172	$543	$7,371	$1,843	$1,843
99	68	$152,526	-0.69%	142,000	155,430	155,430	$544	$7,383	$1,846	$3,688
102	68	$159,305	6.11%	142,000	155,430	155,430	$544	$7,383	$1,846	$5,534
...	...	...	...	...	...	...	...	...	...	...
225	78	$116,453	2.09%	142,000	233,484	233,484	$817	$11,090	$2,773	$106,932
228	79	$110,500	-2.09%	142,000	233,484	233,484	$817	$11,090	$2,773	$109,704
231	79	$104,981	-1.80%	142,000	233,484	233,484	$817	$11,090	$2,773	$112,477
234	79	$102,866	1.45%	142,000	233,484	233,484	$817	$11,090	$2,773	$115,250
237	79	$96,891	-2.40%	142,000	233,484	233,484	$817	$11,090	$2,773	$118,022
240	80	$98,198	5.25%	142,000	233,484	233,484	$817	$11,090	$2,773	$120,795

The Guaranteed Withdrawal Payment on the Election Date is $7,371.  Twelve years later, on the Freedom Date, the Guaranteed Withdrawal Payment has increased to $11,090.  This payment is guaranteed for the life of the Annuitant.  Furthermore, the remaining Target Volatility Subaccounts is available for withdrawal, annuitization, or transfer to other subaccounts without impacting the Guaranteed Withdrawal Payment.  The remaining value is $94,609 (98,198 — 817 — 2,773).

STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more detailed information about the Contracts than is contained in this Prospectus.  The Statement of Additional Information is incorporated by reference into this Prospectus and is legally a part of this Prospectus.

The information in this Statement of Additional Information is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer is not permitted

NATIONAL LIFE INSURANCE COMPANY

NATIONAL VARIABLE ANNUITY ACCOUNT II

CAPITAL FREEDOM VARIABLE ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

OFFERED BY

NATIONAL LIFE INSURANCE COMPANY

One National Life Drive

Montpelier, Vermont  05604

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the Capital Freedom Variable Annuity (“Contract”) offered by National Life Insurance Company (“National Life”, “we”, “our”, “us”).  You may obtain a copy of the prospectus dated [            ], 2014 by calling our Administrator at [                                               ], by writing to our Administrator at [                           ] or by accessing the SEC’s website at http://www.sec.gov.  In this SAI, “we”, “our” or “us” may also refer to our Administrator.  Definitions of other terms used in the current prospectus for the Contract are incorporated in this Statement of Additional Information.

This SAI is not a prospectus and should be read only in conjunction with the prospectus for the Contract.

Dated [               ], 2014

ADDITIONAL CONTRACT PROVISIONS

The Contract

The entire agreement is made up of the Contract, and riders or endorsements and the application.  The statements made in the application are deemed representations and not warranties.  We cannot use your statement in defense of a claim or to void the Contract unless it is contained in the application and a copy of the application is attached to the Contract at issue.

Misstatement of Age or Sex

If the age or sex of the Owner or Annuitant has been misstated, the amount which will be paid is that which is appropriate to the correct age and sex.

Dividends

The Contract is non-participating.

Assignment

Where permitted, the Owner may assign some or all of the rights under the Contract at any time during the lifetime of the Annuitant prior to beginning Annuity Payments.  Such assignment will take effect upon receipt (in good order) and recording by us of a written notice executed by the Owner.  We assume no responsibility for the validity or tax consequences of any assignment.  We shall not be liable as to any payment or other settlement made by us before recording of the assignment.  Where necessary for the proper administration of the terms of the Contract, an assignment will not be recorded until we have received sufficient direction from the Owner and assignee as to the proper allocation of Contract rights under the assignment.

Any portion of Accumulation Value which is pledged or assigned shall be treated as a distribution and shall be included in gross income to the extent that the cash value exceeds the investment in the Contract for the taxable year in which assigned or pledged.  In addition, any Accumulation Values assigned may, under certain conditions, be subject to a tax penalty equal to 10% of the amount which is included in gross income. Assignment of the entire Accumulation Value may cause the portion of the Accumulation Value that exceeds the total investment in the Contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.  Qualified Annuities are not eligible for assignment.

CONTRACTUAL ARRANGEMENTS BETWEEN NATIONAL LIFE AND
THE FUNDS’ INVESTMENT ADVISORS OR DISTRIBUTORS

We have entered into or may enter into agreements pursuant to which the Funds’ advisor or distributor or an affiliate pays us a fee, which may differ, based upon an annual percentage of the average net asset amount we invest on behalf of the Variable Account and our other separate accounts for administration and other services.  Equity Services, Inc. (“ESI”) has also entered into agreements pursuant to which the Funds’ distributor pays ESI a fee, which may differ, based upon an annual percentage of average net asset amount we invest on behalf of the Variable Account and our other separate accounts for distribution and other services.  The table below notes the total fee percentage received by us and ESI with respect to the Contract.  We and ESI may receive different fees related to other annuity contracts and life insurance policies we issue that are supported by the Variable Account or our other separate accounts.  We received no fees related under these arrangements in 2013, because the Contract was first offered in 2014.

Fund	Fee
Sentinel	0.35%
American	0.50%
BlackRock	0.50%
DWS	0.50%
Franklin Templeton	0.50%
Goldman Sachs	0.50%
MFS	0.50%
PIMCO	0.35%
T. Rowe Price	0.50%
Van Eck	0.45%

These arrangements may change from time to time, and may include more Funds in the future.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

1

Diversification Requirements.  The Internal Revenue Code (Code) requires that the investments of each investment division of the separate account underlying the Contracts be “adequately diversified” in order for the Contracts to be treated as annuity contracts for Federal income tax purposes.  It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control.  In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets.  Although published guidance in this area does not address certain aspects of our Contracts, we believe that the Owner of a Contract should not be treated as the owner of the assets of the separate account.   We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent Contract Owners from being treated as the owner of the underlying assets of the separate account asset.

Required Distributions.  In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Annuity to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract.  Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the annuity contract has been distributed, the entire interest in the annuity contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the annuity contract will be distributed within five years after the date of such owner’s death.  These requirements will be considered satisfied as to any portion of a owner’s interest payable to or for the benefit of a designated beneficiary and distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death.  The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the annuity contract passes by reason of death.  However, if the designated beneficiary is the surviving spouse of the deceased owner, the annuity contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Annuities contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued.  We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Annuities.

DISTRIBUTION OF THE CONTRACTS

ESI is responsible for distributing the Contracts pursuant to a distribution agreement with us.  ESI serves as principal underwriter for the Contracts.  ESI, a Vermont corporation and an affiliate of National Life, is located at One National Life Drive, Montpelier, Vermont 05604.

We offer the Contracts to the public on a continuous basis through ESI.  We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ESI offers the Contracts through its registered representatives.  ESI has also entered into selling agreements with other broker-dealers for sales of the Contracts through their registered representatives.  Registered representatives must be licensed as insurance agents and appointed by us.  ESI has also entered into agreements with other broker-dealers to wholesale the Contracts.

We pay commissions to ESI for sales of the Contracts.  In addition, to promote sales of the Contracts and consistent with NASD Conduct Rules and FINRA rules, each administered by FINRA, National Life, ESI and/or their affiliates may contribute amounts to various non-cash and cash incentives to be paid by ESI to its registered representatives the amounts of which may be based in whole or in part on the sales of the Contracts, including (1) contributing to educational programs; (2) sponsoring sales contests and/or promotions in which participants receive prizes such as travel, merchandise, hardware and/or software; (3) paying for occasional meals, lodging and/or entertainment; and/or (4) making cash payments in lieu of business expense reimbursements; (5) making loans and forgiving such loans and/or (6) health and welfare benefit programs.

Commissions paid on sales of the Contract, as well as other incentives or payments, are not charged directly to the Contract Owners or the Variable Account.  However, commissions and other sales expenses are reflected in the fees and charges a Contract Owner pays directly or indirectly.

ESI received no underwriting commissions in connection with the sales of the Contracts in 2013 because the Contracts were first offered in 2014.

2

From time to time National Life, in conjunction with ESI, may conduct special sales programs.

SAFEKEEPING OF ACCOUNT ASSETS

National Life holds the title to the assets of the Variable Account.  The assets are segregated and held separate and apart from our General Account assets and from the assets in any other separate account.

All of National Life’s outstanding stock is directly owned by NLV Financial Corporation (“NLV Financial”), the parent company of National Life, and indirectly owned by National Life Holding Company, a mutual insurance holding company established under Vermont law on January 1, 1999.  On January 1, 1999, National Life entered into a keep well agreement and a pledge and security agreement with NLV Financial.  Under the agreements, NLV Financial agreed to maintain National Life’s total adjusted capital at the authorized control level and to grant National Life an unperfected pledge of all of its assets. As of December 31, 2013, National Life’s total adjusted capital of $[           ] million exceeded the authorized control level set forth in the keep well agreement.  The keep well agreement may terminate by written agreement between National Life and NLV Financial, upon the demutualization of National Life Holding Company, or by operation of law; provided, however, the agreement shall not terminate by operation of law upon the commencement of any insolvency or bankruptcy proceed under state or federal law.  In addition, the keep well agreement provides that the agreement is not a direct or indirect guarantee by NLV Financial to any person of the payment or satisfaction of any debt or obligation of National Life or any of its subsidiaries to any such person.

Under the pledge and security agreement, NLV Financial pledges its assets to secure its obligations under the keep well agreement.  If National Life receives a “Perfection Notice” from the Vermont Commissioner of Banking, Insurance, Securities and Health Care Administration, National Life must perfect the pledge against NLV Financial. The pledge and security agreement terminates upon the termination of the keep well agreement.

Records are maintained of all purchases and redemptions of Fund shares held by each of the Subaccounts.

STATE REGULATION

National Life is subject to regulation and supervision by the Insurance Department of the State of Vermont which periodically examines its affairs.  It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business.  A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Contracts are sold.  National Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

We will maintain all records and accounts relating to the Variable Account.  As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Contract Owners semi-annually at the last address known to us.

LEGAL MATTERS

All matters relating to Vermont law pertaining to the Contracts, including the validity of the Contracts and National Life’s authority to issue the Contracts, have been passed upon by Kerry A. Jung, Senior Counsel & Corporate Secretary of National Life.  [            ] has provided advice on certain matters relating to the federal securities and tax laws.

EXPERTS

The statutory statements of admitted assets, liabilities, and capital and surplus of National Life as of December 31, 2013 and 2012, and the related statutory statements of income, capital and surplus, and cash flows for each of the three years in the period ended December 31, 2013; the statements of net assets and the related statements of operations and of changes of each of the subaccounts constituting the National Variable Life Annuity Account II at December 31, 2013 and the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years then ended; and the consolidated balance sheets and the related consolidated statements of operations, changes in stockholder’s equity and cash flows of NLV Financial Corporation and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, which are included in this Statement of Additional Information and in the registration statement, have been audited by [                     ], independent registered public accounting firm, of [                                    ], as set

3

forth in its report included herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information.  Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information.  Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries.  For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N.E., Washington, D.C. 20549.

4

FINANCIAL STATEMENTS

The financial statements of National Life and the Variable Account appear on the following pages.  The financial statements of National Life should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon National Life’s general financial strength and claims paying ability, and its ability to meet its obligations under the Contracts.  General Account assets may be used to guarantee the payment of certain benefits under the Contract.  To the extent that National Life is required to pay you amounts in addition to your Accumulation Value under these benefits, such amounts will come from General Account assets.  National Life’s General Account assets principally consist of fixed-income securities, including corporate bonds, mortgage-backed/asset-backed securities, mortgage loans on real estate and equity real estate.  National Life and its affiliates also enter into equity derivative contracts (futures and options).  All of National Life’s General Account investments are exposed to various investment risks.  National Life’s financial statements include a further discussion of risks associated with General Account investments.

Further, you should only consider NLV Financial’s financial statement as bearing on the ability of NLV Financial to meet its obligations under the keep well and pledge and security agreements.

F-000

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)	Financial Statements
(1)	No financial statements are included in the Prospectus
(2)	National Life Insurance Company’s financial statements as of and for the years ended December 31, 2013 and 2012 will be included in the Statement of Additional Information by amendment
(b)	Exhibits
(1)	Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant (1)
(2)	Not Applicable
(3)(a)	Specimen of Distribution Agreement between National Life Insurance Company and Equity Services, Inc.
(b)	Specimen of Selling Agreement between Equity Services, Inc. and dealers
(c)	Specimen of Service Agreement between Equity Services, Inc. and dealers
(d)	Specimen of Wholesaling Agreement*
(4)(a)	Form of the variable annuity contract
(b)	Form of the Capital Freedom Rider
(5)	Form of the variable annuity application
(6)	Articles of Incorporation (2) and By-Laws of Depositor
(7)	Reinsurance Agreement(s)*
(8)(a)	Rule 22c-2 Agreement by and between [American Funds Service Company] and National Life Insurance Company *
(b)	Business Agreement by and between [ ] and National Life Insurance Company *
(c)	Administrative Services Agreement by and between [ ] and National Life Insurance Company *
(d)	Distribution Sub-Agreement by and between [ ] and National Life Insurance Company *
(e)	Fund Participation Agreement by and between [ ] and National Life Insurance Company *
(f)	Administrative Services Agreement by and between Franklin Templeton Services LLC and National Life Insurance Company (3), as amended by Amendment No. 1 (4) and Amendment No. 2*
(g)

Participation Agreement by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., National Life Insurance Company and Equity Services, Inc. (5), as amended by Amendment No. 1 (6), Amendment No. 2 (4), Amendment No. 3 (7), Amendment No. 4 (8) and Amendment No. 5*

(h)	Trust Service Agreement by and between [ ] and National Life Insurance Company *
(i)	Participation Agreement by and among [ ] and National Life Insurance Company*
(j)	Fund Participation and Service Agreement by and among National Life Insurance Company, [ ]*
(k)	Participation Agreement by and among National Life Insurance Company, T. Rowe Price Equity Services, Inc. and T. Rowe Price Investment Services, Inc. (5), as amended by Amendment (9) and Amendment*
(l)	Participation Agreement by and among National Life Insurance Company, [ ]*
(m)	Services Agreement for Advisor Class Shares by and between [ ] and National Life Insurance Company*
(n)	Selling Agreement for Advisor Class Shares by and between [ ] and Equity Services, Inc.*
(o)	Rule 22c-2 Shareholder Information Agreement by and between [ ] and National Life Insurance Company*
(p)	Participation Agreement by and among [ ], National Life Insurance Company and [ ]*
(q)	Letter Agreement by and between [ ] and National Life Insurance Company*
(r)	Turst Fund/SERV and Networking Agreement by and among [ ] and National Life Insurance Company*
(s)	Participation Agreement by and among Sentinel Variable Products Trust, National Life Insurance Company and Equity Services, Inc. (10), as amended*
(t)	Information Sharing Agreement by and between Sentinel Variable Products Trust and National Life Insurance Company (11)
(9)	Opinion and Consent of Counsel
(10)(a)	Consent of Sutherland Asbill & Brennan LLP*
(b)	Consent of Independent Public Accounting Firm*
(11)	Not Applicable.
(12)	Not Applicable.
(13)	Power of Attorney

*to be filed by amendment.

(1)	Incorporated herein by reference to Registration Statement (File No. 333-19583) for National Variable Annuity Account II filed on January 10, 1997.
(2)

Incorporated herein by reference to Post-Effective Amendment No. 18 to the Form N-6 Registration Statement for National Variable Life Insurance Account (VariTrak - File No. 33-91938) filed May 1, 2006.

(3)

Incorporated herein by reference to Post- Effective Amendment No. 14 to the Form N-6 Registration Statement (Sentinel Estate Provider - File No. 333-44723) filed for the National Variable Account June 25, 2007.

(4)

Incorporated herein by reference to the Post-Effective Amendment No. 23 to the Form N-6 Registration Statement for National Variable Life Insurance Account (Varitrak- File No. 33-91938) filed December 1, 2008.

(5)

Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-6 Registration Statement for National Variable Life Insurance Account (VariTrak - File No. 33-91938) filed May 1, 2004.

(6)

Incorporated herein by reference to Post- Effective Amendment No. 15 to the Form N-6 Registration Statement (Sentinel Estate Provider - File No. 333-44723) filed for the National Variable Account May 1, 2008.

(7)

Incorporated herein by reference to the Post Effective Amendment No. 3 to the Form N-6 Registration Statement for National Variable Life Insurance Account (Investor Select-File No. 333-151535) filed April 30, 2011.

(8)	Incorporated herein by reference to the Post Effective Amendment No. 28 to the Form N-4 Registration Statement for the Registrant (SAVA - File No. 333-19583) filed April 30, 2013.
(9)	Incorporated herein by reference to the initial Form N-6 Registration Statement for National Variable Life Insurance Account (Investor Select- File No. 333-51535) filed June 9, 2008.
(10)

Incorporated herein by reference to Post Effective Amendment No. 12 to the Form N-6 Registration Statement for National Variable Life Insurance Account (VariTrak - File No. 33-91938) filed February 28, 2003.

(11)

Incorporated herein by reference to the Post-Effective Amendment No. 24 to the Form N-6 Registration Statement for National Variable Life Insurance Account (Varitrak- File No. 33-91938) filed May 1, 2009.

Item 25.       Directors and Officers of the Depositor

Name and Principal Business Address*	Positions and Offices with Depositor
Thomas H. MacLeay	Chairman (Director)

Mehran Assadi	Director, President & CEO

David Coates	Director
474 Coates Island
Colchester, VT 05446

Deborah G. Ellinger	Director
49 Sawyer Road
Wellesley Hills, MA 02481

Bruce Lisman	Director
1370 Sixth Avenue
New York, NY 10021

V. Louise McCarren	Director
6654 East Immigration Canyon
Salt Lake City, UT 84108

Roger B. Porter	Director
Kennedy School of Government
Harvard University
79 John F. Kennedy Street
Cambridge, MA 02138

E. Miles Prentice	Director
Eaton & Van Winkle
3 Park Avenue, 16th Floor
New York, NY 10016

Harris H. Simmons	Director
Zions Bank
One South Main Street 2nd Floor
Salt Lake City, Utah 84111

James H. Douglas	Director
One National Life Drive
Montpelier, VT 05604

Thomas H. Brownell	Executive Vice President & Chief Investment Officer
Wade H. Mayo	Executive Vice President
Ruth B. Smith	Executive Vice President
Robert E. Cotton	Senior Vice President & CFO
William D. Whitsell	Senior Vice President
Sean N. Woodroffe	Senior Vice President & Chief People Officer
Gregory D. Woodworth	Senior Vice President & General Counsel
Kathleen Alfano	Vice President & Chief Underwriter
Matthew L. DeSantos	Vice President
Maryann Ellis	Vice President
Alfred J. Foice, Jr.	Vice President
Matthew C. Frazee	Vice President & Controller
Christopher L. Graff	Vice President
Brahmaiah Jarugumillil	Vice President
Joyce B. LaRosa	Vice President
Bennett E. Law	Vice President
David Longfritz	Vice President
Carl J. Lutz	Vice President
Elizabeth H. MacGowan	Vice President & Chief Life Product Officer
Victoria A. McDonald	Vice President
Angela McCraw	Vice President
Nimesh Mehta	Vice President & Chief Technology Officer
Donald P. Messier	Vice President & Treasurer
Louis D. Puglisi	Vice President
Craig A. Smith	Vice President & Appointed Actuary
Robert S. Burke	Assistant General Counsel
D. Russell Morgan	Chief Compliance Officer - Separate Accounts
Eric Sandberg	Chief Actuary
David B. Soccodato	Vice President & Tax Officer
Michael B. Richardson	Illustration Officer
Donna M. Morgan	Compliance Officer
Steve Schultz	HIPAA Compliance Officer - Plans
Peter Young	HIPAA Compliance Officer - LTC
Kerry A. Jung	Secretary
Rhonda J. Miller	Assistant Secretary
Kelly Fournier	Assistant Secretary
Janet S. Astore	Tax Officer
Jeffrey M. Kemp	Tax Officer

*Unless otherwise indicated, the principal business address is National Life Drive, Montpelier, VT  05604.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

A list of all persons directly or indirectly controlled by or under common control with National Life Insurance Company (“National Life”) is set forth below. All of the stock of National Life is owned by NLV Financial Corporation, a Delaware corporation. All of the stock of NLV Financial Corporation is owned by National Life Holding Company, a mutual insurance holding company organized under Vermont law.

National Life owns 100% of Life Insurance Company of the Southwest, a Texas corporation.

NLV Financial Corporation owns 100% of National Retirement Plan Advisors, a Vermont corporation, NL Group Statutory Trust I, a Connecticut trust; Equity Services, Inc., a Vermont corporation, National Life Real Estate Holdings, LLC, a Vermont LLC, and Sentinel Asset Management, Inc. (“SAMI”), a Vermont corporation.

SAMI owns 100% of Sentinel Administrative Services, Inc., a Vermont corporation, and Sentinel Financial Services, Inc., a Delaware corporation.

SAMI and Sentinel Financial Services, Inc. are partners of  Sentinel Financial Services Company, a Vermont general partnership.

Equity Services, Inc. owns 100% of Equity Services of Nevada, Inc., a Nevada corporation.

Item 27.               Number of Contract Owners.

The contract has not yet been offered for sale and therefore no contracts are currently in force.

Item 28.         Indemnification

The By-Laws of Depositor provide, in part in Article VI, as follows

7.1 Indemnification.

(a) The Corporation shall indemnify and hold harmless any officer, director, employee or agent of the Corporation to the fullest extent permitted under Title 11A, Chapter 8, Subchapter 5 of the Vermont Statutes Annotated, as the same may be amended from time to time. Any repeal or modification of this Section 7.1 or of Title 11A, Chapter 8, Subchapter 5 of the Vermont Statutes Annotated shall not adversely affect any right of indemnification of any officer, director or employee of the Corporation existing at any time prior to such repeal or modification. Provided, however, that the Corporation shall not be required to indemnify a person in connection with a proceeding initiated by such person, including a counterclaim or crossclaim, unless the proceeding was authorized by the Board of Directors.

(b) The Corporation may pay or reimburse the reasonable expenses incurred in defending any proceeding in advance of its final disposition if the Corporation has received in advance an undertaking by the person receiving such payment or reimbursement to repay all amounts advanced if it should be ultimately determined that he or she is not entitled to be indemnified under this article or otherwise. The Corporation may require security for any such undertaking.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In addition, the Registrant purchases liability coverage for the Directors and Officers of the Depositor listed in Item 27 above.  This coverage is consistent with industry standards.  The cost of the coverage is borne entirely by the Registrant.

Item 29.                          Principal Underwriter

(a) Equity Services, Inc. (ESI) is also the principal underwriter for National Variable Life Insurance Account.

(b)         The following information is furnished with respect to the officers and directors of ESI:

Name and Principal Business Address*	Positions and Offices with ESI
Mehran Assadi	Director (Chairman)
Ruth B. Smith	Director
Robert E. Cotton	Director
Lance A. Reihl	President & Chief Executive Officer
Gregory D. Teese	Senior Vice President & Chief Compliance Officer
Jeffery Wood	Senior Vice President
Heather L. Lyon	Vice President

Denise Sullivan	Vice President
Frances Tierno	Vice President
Any Speirs	Chief Information Security Officer
Donald Messier	Treasurer
Ian A. McKenny	Counsel & Secretary
David B. Soccodato	Tax Officer
Janet S. Astore	Tax Officer
Jeffrey M. Kemp	Tax Officer
Rhonda Miller	Assistant Secretary
Kelly Fournier	Assistant Secretary

*Unless otherwise indicated, principal business address is One National Life Drive, Montpelier, Vermont  05604.

(c)  Commission and other compensation received, directly or indirectly from the Registrant during Registrant’s fiscal year 2012,by each principal underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Other Compensation
Equity Services, Inc.	$1,669,652	-0-	$1,669,652	-0-

Item 30.         Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are currently maintained by National Life Insurance Company at One National Life Drive, Montpelier, Vermont 05604 or at 15455 Dallas Parkway, Ste 800, Addison, TX 75001.

Item 31.         Management Services

All management contracts are discussed in Part A or Part B.

Item 32.         Undertakings

(a)   Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted;

(b)   Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)   Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this form promptly upon written or oral request.

(d)   Reliance on No-Action Letter Regarding Section 403(b) Retirement Plan. National Life Insurance Company represents that it is relying on no-action letters issued by the Division of Investment Management to the American Council of Life Insurance on November 28, 1988 and ING Life Insurance and Annuity Company on August 30, 2012, and that it has complied with  the conditions enumerated therein.

(e)   National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by National Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, National Variable Annuity Account II, has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Montpelier and the State of Vermont, as of the 31st day of January, 2014.

NATIONAL VARIABLE ANNUITY ACCOUNT II (Registrant)

Attest:	/s/ Kerry A. Jung	By:	/s/ Mehran Assadi
	Kerry A. Jung		Mehran Assadi
	Secretary		President and Chief Executive Officer

NATIONAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ Kerry A. Jung	By:	/s/ Mehran Assadi
	Kerry A. Jung		Mehran Assadi
	Secretary		President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mehran Assadi	President, Chief Executive Officer	1/31/2014
Mehran Assadi	(Principal Executive Officer)
/s/ Robert E. Cotton	Senior Vice President & CFO	1/31/2014
Robert E. Cotton	(Principal Financial Officer)
/s/ Matthew Frazee	Vice President & Controller	1/31/2014
Matthew Frazee	(Controller)
/s/ Thomas H. MacLeay	Director	1/31/2014
Thomas H. MacLeay
/s/ Bruce Lisman	Director	1/31/2014
Bruce Lisman
/s/ E. Miles Prentice, III	Director	1/31/2014
E. Miles Prentice, III
/s/ David R. Coates	Director	1/31/2014
David R. Coates
/s/ V. Louise McCarren	Director	1/31/2014
V. Louise McCarren
/s/ Deborah Ellinger	Director	1/31/2014
Deborah Ellinger
/s/ Roger B. Porter	Director	1/31/2014
Roger B. Porter
/s/ Harris Simmons	Director	1/31/2014
Harris Simmons
/s/ James Douglas	Director	1/31/2014
James H. Douglas

Exhibits

(b)(3)(a)	Specimen of Distribution Agreement between National Life Insurance Company and Equity Services, Inc
(b)(3)(b)	Specimen of Selling Agreement
(b)(3) (c)	Specimen of Service Agreement between Equity Services, Inc. and dealers
(b)(4)(a)	Form of the variable annuity contract
(b)(4)(b)	Form of Capital Freedom Rider
(b)(5)	Variable Annuity Application
(b)(6)	By-laws of the Depositor
(b)(9)	Opinion and Consent of Counsel
(b)(13)	Power of Attorney